Exhibit 99.7

LAKE SHORE GOLD CORP.

2010 ANNUAL REPORT

EXPLORATION

DEVELOPMENT

MINING

IN COMMERCIAL PRODUCTION

PROCESSING

GOLD

ACHIEVING RAPID GROWTH

CORPORATE PROFILE

Lake Shore Gold Corp. is a rapidly growing gold mining company anchored in the Timmins Gold Camp of Northern Ontario. With a current workforce of approximately 600 employees and contractors, the Company is transitioning into a mid-tier gold producer through the successful exploration and development of a number of quality projects and exploration properties. The Company’s first mine, Timmins Mine, achieved commercial production effective January 1, 2011, with the Thunder Creek and Bell Creek projects being developed over the next two to three years. Properties such as Gold River Trend, 144, Marlhill Mine, Vogel and Wetmore provide the Company with significant potential for additional discoveries in Timmins in support of future growth. The Company’s production is delivered to its wholly owned processing facility, located on the east side of Timmins, which has a current operating capacity of 2,000 tonnes per day with plans being developed for further expansion. Lake Shore Gold also owns extensive land positions throughout other parts of the Abitibi Greenstone belt in Northern Ontario and Quebec, as well as in Mexico, which provide attractive longer-term exploration potential. The Company’s common shares trade on the TSX under the symbol LSG.

TABLE OF CONTENTS

1	Performance Versus 2010 Objectives
1	Objectives for 2011
2	Letter to Shareholders
4	Management’s Discussion & Analysis
28	Independent Auditor’s Report
29	Consolidated Balance Sheets
30	Consolidated Statements of (Loss) Income and Deficit
30	Consolidated Statements of Comprehensive (Loss) Income
31	Consolidated Statements of Cash Flows
32	Notes to the Consolidated Financial Statements
56	Corporate Information

PERFORMANCE VERSUS 2010 OBJECTIVES

1.              Declare commercial production at Timmins Mine.

Target production rate of 1,500 tonnes per day achieved in late October 2010 with commercial production being declared effective January 1, 2011.

2.              Produce 65,000 ounces of gold from pre-production and production activities at Timmins Mine and from advanced exploration work at Thunder Creek and Bell Creek Complex.

43,500 ounces of gold recovered in 2010 with approximately 103,500 tonnes of additional ore from Company’s Timmins Mine, Thunder Creek and Bell Creek properties in broken inventory at year end. A total of 29,900 ounces of gold was milled in the fourth quarter of 2010 (24,500 ounces in the final two months of the year).

3.              Report a National Instrument (“NI”) 43-101 resource and process initial material from the Bell Creek Mine.

Initial NI 43-101 resources announced on December 1, 2010 including 8,427,000 tonnes at 4.40 grams per tonne for 1,192,900 ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 ounces in the measured and indicated categories. Initial material from Bell Creek North A Zone mined and stockpiled.

4.              Access mineralization underground at Thunder Creek and commence processing material from advanced exploration activities.

Rusk Zone mineralization on 300 Level at Thunder Creek accessed through exploration drift from Timmins Mine in late June 2010. Porphyry Zone around 730 Level accessed from lower drift in November. Limited processing of material commenced with focus remaining on drilling and development in support of establishing initial NI 43-101 resource in 2011.

5.              Increase exploration drilling with a focus on advancing the Company’s Timmins projects.

A total of 181,540 metres of exploration drilling completed in 2010, up from 128,016 metres in 2009. Exploration progress in 2010 is summarized below.

•             Timmins Mine – Infill drilling supported excellent grade reconciliation in Ultramafic Zone, Main Zone extended 400 metres to depth.

•             Thunder Creek – Drilling on 300 Level intersected high-grade mineralization in Rusk Zone over minimum strike length of 150 metres. Drilling near 730 Level confirmed presence of broad mineralized envelope covering entire width of syenite porphyry and demonstrated potential for Porphyry Zone to host large gold system with considerable potential to support long-life, low-cost bulk mining operations.

•             Gold RiverTrend – Drilling confirmed open-pit potential and the extension of mineralization to depth.

•             144 – Initial drilling late in 2010 resulted in discovery of new gold zone early in 2011.

•             Bell Creek – Initial NI 43-101 resource established, new gold system extended to at least 1,400 metre depth, high-grade core identified.

•             Wetmore – First six holes all intersected structure and grade.

IN COMMERCIAL PRODUCTION

ACHIEVING RAPID GROWTH

OBJECTIVES FOR 2011

1.              Produce 125,000 ounces of gold, nearly triple the 2010 level of 43,500 ounces.

2.              Achieve average cash operating costs at Timmins Mine of US$575 per ounce in first year of commercial production.

3.              Announce initial NI 43-101 resource at Thunder Creek in second half of 2011 and advance drilling at Timmins Mine, Gold River Trend and Bell Creek sufficiently for updated NI 43-101 resources to be released early in 2012.

4.              Achieve additional new exploration discoveries and extensions as Company continues to demonstrate considerable potential of Timmins West and Bell Creek complexes.

5.              Advance work at Timmins Mine, Thunder Creek and Bell Creek to remain on track for three mines in commercial production within two to three years.

6.              Remain fully funded through 2011 with beginning cash and anticipated cash flow from gold sales to exceed planned expenditures, expected to include $75 million for project development (excluding capital costs for Phase 2 mill expansion) and $31 million for exploration.

Letter to Shareholders

LAKE SHORE GOLD IS IN COMMERCIAL PRODUCTION AND ACHIEVING RAPID GROWTH.

Tony Makuch President & CEO

OUR BUSINESS PLAN IS STRAIGHTFORWARD. We find and obtain high-quality properties in the Abitibi Greenstone Belt, to date largely around the century-old Timmins Gold Camp. We aggressively explore these properties with a highly experienced team of geologists, establish economic deposits, develop mines and successfully move them into production. Lake Shore Gold declared commercial production at its first mine, Timmins Mine, effective January 1, 2011. We are developing two other projects, Thunder Creek and Bell Creek, with Gold River Trend, 144, Marlhill Mine, Vogel, Wetmore and other properties around Timmins currently being explored. In 2011, the Company expects to nearly triple production to 125,000 ounces of gold, with much more growth to follow.

Looking at Lake Shore Gold’s performance in 2010, it is fair to say that we finished strong. We achieved the target rate of 1,500 tonnes per day at Timmins Mine in late October and declared commercial production effective January 1, 2011, completed our mill expansion in November, doubled our total resources with an initial resource at Bell Creek in December and produced close to 30,000 ounces of gold during the fourth quarter, more than two-thirds of the 43,500 ounces produced for the year. We also accessed mineralization underground at Thunder Creek during the year, reaching the Porphyry Zone on the 730 Level in November, and continued to have very encouraging drill results at Thunder Creek as well as at Timmins Mine, Gold River Trend, Bell Creek and Wetmore.

Looking to 2011, we like what we see. Production is targeted to nearly triple to 125,000 ounces of gold. Timmins Mine will contribute most of our mill production, with cash costs at the Mine to average US$575 per ounce in the first year of commercial production. Over the next three years, costs are expected to improve to around US$400 per ounce from all sources.

Resource growth remains an important priority for the Company. We doubled our resource base in December 2010 with the initial resource at Bell Creek Mine, including 8,427,000 tonnes at 4.40 grams per tonne for 1,192,900 ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 ounces of measured and indicated resources. Our resource base will continue to grow with an initial resource at Thunder Creek targeted for the second half of 2011 and updates to existing resources at Timmins Mine, Bell Creek and Gold River Trend expected early in 2012.

The foundation of our success remains aggressive exploration; the focus of our business is Timmins, Ontario. We invested $26.6 million on exploration drilling in 2010, more than Lake Shore Gold has ever spent in any year. In 2011, that number will grow further to about $31 million and involve 20 to 25 drills turning at any given time.

This level of commitment reflects a theory — a theory that on the west side of Timmins we have discovered the extension of the historic Timmins Gold Camp, where close to 70 million ounces of gold have been produced over the last century.

We don’t know at this time just how many ounces are located at Timmins Mine, Thunder Creek, 144 and Gold River Trend, but clearly it has the potential to be substantial. And, with an exploration team of around 50 geologists and other professionals, we are and will continue to perform the work necessary to find them, prove them up into resources and reserves, and ultimately mine them.

We have also discovered a new, large-scale mining project at our Bell Creek Complex, where there previously had been no drilling below 400 metres. At Bell Creek Mine, the mineralization has been intersected down to 1,400 metres and we believe there is the potential for many more ounces to be added to the initial resource. We are also working on a pre-feasibility study to sink a new shaft at Bell Creek, reflecting the considerable potential of this growing deposit.

With the progress being achieved through aggressive exploration and successful development, production is expected to continue to grow significantly over the next two to three years when Timmins Mine, Thunder Creek and Bell Creek are all in commercial production. And, that level of output does not represent an end-game, but rather one important phase of our growth. With Gold River Trend, 144, Marlhill Mine, Vogel, Wetmore and other targets, we expect to achieve continued production growth as we build Lake Shore Gold into a profitable, long-life, mid-tier gold company.

The progress we are achieving is in large part a reflection of the quality of our assets. It also reflects the hard work and dedication of our people in pursuing the development and growth of our company and, very importantly, a zero harm work environment. We believe Lake Shore Gold is building something very special in Timmins, and our team of approximately 600 employees and contractors are the ones making the journey from exploration through development and into production a safe, successful and ultimately very rewarding one for all of us.

I want to thank the people of Lake Shore Gold, as well as our board of directors, the community of Timmins, of which we are very proud to be a member, First Nations Groups that have worked and continue to work very constructively with us and, very importantly, our shareholders for supporting the vision that is Lake Shore Gold.

Stay tuned. There is much more to come!

/s/ Tony Makuch
Tony Makuch
President & CEO

MANAGEMENT’S DISCUSSION & ANALYSIS

Fourth quarter and year ended December 31, 2010 and 2009

GENERAL

The information in this Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2010 and 2009 (the “financial statements”), which are prepared in accordance with Canadian generally accepted accounting principles. This MD&A has taken into account information available up to and including March 9, 2011. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Lake Shore Gold is a growing mining company with a current workforce of 600 employees and contractors. The Company’s vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company declared commercial production at its wholly owned Timmins Mine effective January 1, 2011, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine in Timmins. The Company’s mill, also located in Timmins, has been refurbished and is currently operating at a capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large prospective land position in Mexico. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol LSG.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section of this MD&A with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the adequacy of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

HIGHLIGHTS

•                 Timmins Mine — Commercial production declared effective January 1, 2011; target mining rate of 1,500 tonnes per day achieved in late October with average mine rate of 1,600 tonnes per day during fourth quarter of 2010.

•                 Mill Production — 43,500 ounces of gold produced in 2010, with 29,900 ounces during fourth quarter and 24,500 ounces of gold recovered during last two months of year. Mill expansion to 2,000 tonnes per day capacity completed in the fourth quarter on budget.

•                 Thunder Creek — Mineralization intersected on both 300 and 730 levels, extensive underground drilling and development confirms high-grade mineralization in Rusk Zone and presence of broad mineralized envelope in Porphyry Zone extending at least 175 metres long by 100 metres wide with high-grade sections.

•                 Bell Creek Mine — Large initial National Instrument (“NI”) 43-101 resource released with attractive grades and good widths that improve at depth (including 1,192,900 ounces of inferred resources and 251,200 ounces of measured and indicated resources). Mineralization at Bell Creek extended to at least 1,400 metre depth with high-grade core identified below 850 metre level. The Company purchased the 5% base NSR on Bell Creek from Enermark for 2.985 million shares.

•                 Exploration — Continued successful exploration results from Timmins Mine, Thunder Creek, Gold River Trend and Bell Creek Complex reported in 2010 with 181,540 metres of drilling completed. Resources expected to grow significantly again in 2011, with potential for new discoveries at 144, Gold River Trend, Thunder Creek and other properties.

•                 Capital Expenditures — Development expenditures in 2010 totaled $103.0 million compared to target of $115.0 million, with an additional $26.6 million of exploration expenditures

•                 Financial Strength — $92.2 million of cash, plus gold bullion inventory with a value of approximately $16.0 million, at end of 2010.

Lake Shore Gold Shares Widely Held

On November 3, 2010, Hochschild Mining plc (“Hochschild”) completed the sale of 109,000,000 common shares of Lake Shore Gold on a bought deal basis, at a price of C$3.60 per share, decreasing Hochschild’s interest to 5.7% . Concurrent with the completion of the offering, the Strategic Alliance Agreement entered into between the Company and Hochschild in February 2008 and revised in April 2008 was terminated, and Lake Shore Gold accepted the resignations of Ignacio Bustamante, Roberto Dañino and Gianflavio Carozzi from the Company’s Board of Directors, effective November 3, 2010.

On December 3, 2010, Hochschild announced that it had entered into an agreement, subject to a shareholder vote, to sell its remaining 5.7% interest, representing 21,540,992 shares, at a price of $3.70 per share. This transaction was completed on February 8, 2011.

Debt Facility With UniCredit Bank AG

On July 28, 2010, the Company announced that it had signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). At the time of signing, the Facility was subject to a legal and technical due diligence review, final credit approval and documentation and the payment of fees, costs and expenses. On February 28, 2011, the Company announced that it had finalized the Facility for the full amount of US$50 million. The Facility is intended to provide the Company with financial flexibility with any amounts drawn to be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including structuring fees, is expected to average between 5.0% to 6.0% on drawn amounts over the term of the Facility based on current interest rates. There is no hedging requirement related to the Facility.

OUTLOOK

The Company commenced 2011 with a major achievement, reaching commercial production at Timmins Mine effective January 1, 2011. Based on the momentum created during 2010, Lake Shore Gold is on track to achieve rapid growth in 2011. The Company is targeting mill production of approximately 125,000 ounces, nearly triple the 43,500 ounces recovered in 2010.

Material for processing will come from commercial production at Timmins Mine as well as from ongoing advanced exploration work at Thunder Creek and Bell Creek. Priority will be given to processing material from Timmins Mine, where cash operating costs are estimated at US$575 per ounce during the Mine’s first year of commercial production. As Timmins Mine reaches full production and Thunder Creek and Bell Creek achieve commercial production, cash operating costs are expected to improve to around US$400 per ounce over the next three years.

Exploration will remain an important focus of the Company in 2011, with an increased budget of $31.0 million. Surface drilling during the year will be focused at Bell Creek, Thunder Creek, 144 and the Gold River Trend, with continued significant underground drilling at Thunder Creek, Timmins Mine and Bell Creek. During 2011, the Company expects to announce an initial NI 43-101 resource at Thunder Creek, with updated and expanded NI 43-101 resources for Gold River Trend, Timmins Mine and Bell Creek anticipated by early 2012. The Company also plans significant drilling to explore for extensions to mineralization along strike and to depth at a number of properties and for new discoveries, with 144 and Gold River Trend representing two high-priority targets for the year.

Capital expenditures for 2011 are projected at $75.0 million, excluding exploration expenditures, capitalized operating costs and gold sales from development assets, with costs largely related to development work at Thunder Creek and Timmins Mine. Not included in the Company’s current business plan and projected costs are expenditures related to increasing milling capacity. The Company is currently studying options for a staged expansion of the Bell Creek Mill, located on the east side of Timmins, from the current capacity of 2,000 tonnes per day to 3,500 tonnes per day in 2012 and then to 5,500 tonnes per day in 2013. The Company is also planning to construct a new mill on the site of the Timmins West Complex with the permitting process underway and the ultimate size of the mill to be determined based upon the optimal mining of tonnes and grade from Thunder Creek and continued exploration success in the area. A decision on expanding the Bell Creek Mill is expected before the end of the second quarter.

Based on the opening cash balance for 2011 of $92.2 million (plus approximately 12,000 ounces of gold bullion inventory sold for approximately $16.0 million early in 2011), the UniCredit facility, as well as planned expenditures and expected production during the year, the Company expects to remain well funded through 2011.

2010 EXPENDITURES

					Total project
	Project	Property, plant	Total project	Exploration	and exploration
Project and Exploration Spending ($’000)	spending	and equipment	spending	spending	spending
Timmins Deposit	$65,610	$11,407	$77,017	$4,495	$81,512
Thunder Creek (including advanced exploration)	6,323	—	6,323	4,394	10,717
Bell Creek Mill	23,186	3,112	26,298	—	26,298
Bell Creek Complex	21,161	5,983	27,144	9,919	37,063
Gold River Trend	—	—	—	3,474	3,474
Casa Berardi	—	—	—	1,152	1,152
Other projects	—	—	—	3,152	3,152
Project and Exploration Spending	$116,280	$20,502	$136,782	$26,586	$163,368
2010 gold sales related to 2010 production	(34,409)	—	(34,409)	—	(34,409)
Net Project and Exploration Spending	$81,871	$20,502	$102,373	$26,586	$128,959

* Net Project and Exploration Spending reported excludes non-cash values allocated to resource properties on acquisition of various properties (net of gain on sale and write off) of $0.7 million, non-cash reduction of $8.9 million of the resource property balances due to finalization of purchase price allocation for the acquisition of West Timmins Mining Inc., non-cash charges of $9.8 million for resource property and deferred exploration and net $7.1 million for property, plant and equipment and changes in working capital.

REVIEW OF EXPLORATION ACTIVITIES

The Company’s business strategy is largely driven by the acquisition, aggressive exploration and eventual development and operation of quality assets, to date largely based in the Timmins Gold Camp. Successful exploration has been critical for the progress achieved to date and for the rapid growth that is expected going forward.

In 2010, exploration expenditures totaled $26.6 million and included $8.9 million at the Timmins Mine ($4.5 million related to the Timmins deposit and $4.4 million to Thunder Creek), $9.9 million at Bell Creek, $3.5 million at the Thorne property (Gold River Trend), $1.2 million at Casa Berardi, $2.3 million on the Company’s Mexico properties (acquired as part of the acquisition of West Timmins Mining Inc. in November 2009) with the remainder at other projects.

In 2011, the Company is planning to increase exploration spending further to approximately $31 million. As of March 9, 2011, the Company had 22 drills active on its properties, including 9 underground drills at Timmins Mine (4 underground drills relating to the Timmins deposit and 4 underground drills and 1 surface drills related to Thunder Creek), 4 surface drills at the Gold River Trend, 3 surface drills at the 144 property and 4 surface and 2 underground drills at the Bell Creek Mine. The Company was also managing 1 surface drill at the RT Minerals Corp./Adventure Gold Inc. (“RTM/AGE”) option property, on behalf of RT Minerals Corp.

The Company’s progress in exploration during 2010 is summarized below:

Timmins Mine — Underground drilling successfully intersected high-grade mineralization both above and below the first block mined within the Ultramafic 1 Zone between the 610 and 650 levels. Drilling above the 610 Level resulted in a number of high-grade intercepts, including 61.35 grams per tonne over 15.00 metres, suggesting that the high grades within the initial mining block, mined late in 2010, continue upward to the 525 Level. Wide, high-grade intersections below the 650 Level included 13.55 grams per tonne over 50.80 metres in an untested gap between the Ultramafic and Footwall zones approximately 50 metres below the 650 Level in an area of limited to no previous drilling. In the upper part of Timmins Mine, the Company extended the Main Zone by 400 metres from the current bottom of the resource model at the 260 Level with the Main Zone remaining open at depth.

Thunder Creek — Significant underground drilling was completed from two access drifts extended to Thunder Creek from the 200 and 650 levels at Timmins Mine. Drilling from the upper drift confirmed a minimum strike length of the Rusk Zone at the 300 Level of at least 150 metres, and extended the Rusk Zone by a minimum of 150 metres below and 30 metres above the 300 Level. The first underground hole from the lower access drift reported 6.92 grams per tonne over 61.40 metres within a broad mineralized envelope covering the entire width of syenite porphyry stock grading 4.91 gpt over 99.60 metres and demonstrated the potential for the Porphyry Zone to host a large gold system with considerable potential to support a long-life, low-cost bulk mining operation. Results released subsequent to year end highlighted the fact that a broad mineralized envelope exists around the 730 Level which contains multiple high-grade sections. Among intersections reported were 11.53 grams per tonne over 147.30 metres, including 75.14 grams per tonne over 18.60 metres and 284.19 grams per tonne over 4.60 metres, 26.25 grams per tonne over 28.90 metres, including 35.80 grams per tonne over 20.90 metres, and 12.11 grams per tonne over 35.20 metres, including 18.67 grams per tonne over 19.85 metres.

Gold River Trend — Results from surface drilling during 2010 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, with intercepts in the Gold River East area such as 18.18 grams per tonne over 11.00 metres being reported within 75 metres from surface and 5.04 grams per tonne over 16.60 metres within 35 metres from surface. Drilling also demonstrated depth potential with the mineralization at Gold River East being extended to a 750 metre depth.

144 Project — The 144 Project is adjacent to and southwest of Thunder Creek. Surface drilling commenced late in 2010. On February 28, 2011, the Company announced that, with the first 12 holes (6,232 metres) drilled, it had discovered a significant new gold zone at the 144 Project with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface, which compare favourably to Thunder Creek mineralization at similar shallow depths.

Bell Creek Complex — A significant milestone in 2010 was the release, on December 1, 2010, of an initial NI 43-101 resource for the Bell Creek Mine containing 8,427,000 tonnes with an average grade of 4.40 grams per tonne gold for a total of 1,192,900 contained ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 contained ounces in the measured and indicated categories. As part of the Company’s 2010 drill program, largely in support of completing the NI 43-101 resource, the mineralization at Bell Creek Mine was extended to a depth of at least 1,400 metres with the potential for a thick higher grade core of mineralization between the 850 and the 1200 levels as well as local extreme high grades in some veins.

Casa Berardi — Drilling in 2010 obtained significant new intersections from exploration in the east block with results including a value of 11.54 grams per tonne over 3.89 metres in CE-10-30 and 4.75 grams per tonne over 1.00 metre and 3.10 grams per tonne over 1.00 metre in CE-10-32. These holes are approximately 220 metres below surface and 270 metres west of previously reported high-grade values near the east portion of the G Zone and extended the G Zone mineralization in this area by 120 metres down dip with mineralization remaining open at depth.

PROPERTY REVIEW

PROCESSING FACILITY

The Bell Creek Mill is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a “Carbon-In-Pulp” (“CIP”) process for gold recovery.

During the fourth quarter of 2010, 127,000 tonnes were processed at an average grade of 7.5 grams per tonne. A total of 29,900 ounces was produced during the quarter at an average recovery rate of 97%, with 12,300 ounces produced in December 2010 and 24,500 in the two last months of the year. For the full year 2010, the mill processed 263,986 tonnes at average grade of 5.3 grams per tonne for a total of 43,500 ounces at recovery rate of 96.6% . Of the 263,986 tonnes, approximately 100,500 tonnes was from the lower grade upper level stopes at Timmins Mine with the remainder mainly from the Timmins Mine shaft.

During 2010, spending at the Mill totaled $26.3 million, including property, plant and equipment of $3.1 million and capitalized processing costs. Of this amount, $6.7 million was spent during the fourth quarter (including property, plant and equipment of $2.1 million) and mainly related to the expansion of the mill to a capacity of 2,000 tonnes per day from 1,500 tonnes per day, polishing pond expenditures as well as capitalized operating expenditures. The Phase One expansion was largely completed as of September 17, 2010, which was followed by a three week shutdown in order to complete the electrical, piping and PLC installations. Commissioning of the Phase One expansion commenced on October 12 with the mill attaining the daily throughput capacity of 2,000 tonnes per day for the first time on November 2, 2010.

An important component of Lake Shore Gold’s business planning in 2011 relates to increasing milling capacity from the current level of 2,000 tonnes per day. The Company is currently studying options for a staged expansion of the Mill, located on the east side of Timmins, to 3,500 tonnes per day in 2012 and then to 5,500 tonnes per day in 2013. The Company is also planning to construct a new mill on the site of the Timmins West Complex with the permitting process underway and the ultimate size of the mill to be determined based upon the optimal mining of tonnes and grade from Thunder Creek and continued exploration success in the area. A decision on expanding the Bell Creek Mill is expected before the end of the second quarter.

TIMMINS MINE

Timmins Deposit

Timmins Mine is located at the west end of the Timmins gold mining district. In late 2007, the Company established an initial mineral (probable) reserve of 826,000 ounces (later revised to 812,000 ounces) and commenced work on an advanced underground exploration program. The program involved driving a ramp from surface and sinking a 710 metre shaft in order to expose and ultimately develop on mineralization in the Footwall, Ultramafic, Vein and Main Zones of the Timmins deposit, as well as to support an underground diamond drilling program to both confirm and expand the currently identified reserve and to identify new resources.

During 2010, the Company’s advanced exploration expenditures relating to the Timmins deposit (including shaft and ramp expenditures) totaled $77.0 million, of which $11.4 million was for property, plant and equipment. Of the $77.0 million of expenditures, $22.4 million (including $4.6 million for property, plant and equipment) was spent in the fourth quarter.

COMMERCIAL PRODUCTION DECLARED EFFECTIVE JANUARY 1, 2011

The Timmins shaft was completed to the 710 metre level early in 2010. Installation of the skips, loading pocket steel, hoist upgrades and surface dump infrastructure were completed by early May 2010, at which time the shaft was commissioned and the skipping of waste commenced. Initial work off the shaft involved access development on the 650 Level towards the Ultramafic 1 (“UM1”) and 1a (“UM1a”) zones as well as ramping to the 630 and 610 Levels. The 630 Level access development was largely completed during the second quarter of 2010, including the silling of the initial stope test blocks between the 630 and 650 levels. During the second half of 2010, the Company’s production from the UM1 and UM1a zones was 121,000 and 29,000 tonnes of ore, respectively, at average grades of 7.7 grams per tonne and 4.3 grams per tonne, respectively. The realized head grades from both correlates very closely with the geological estimate of 7.3 gpt and 4.5 gpt, respectively, for the UM1 and UM1a zones. The ramp at Timmins Mine advanced to below the 290 Level as of the end of 2010, with approximately 100,500 tonnes (9,425 ounces) being mined from stopes between the 140 and 260 metre levels during 2010.

Commercial production at Timmins Mine was declared effective January 1, 2011.

Exploration Drilling — Timmins Mine

The focus of the drilling at Timmins Mine in 2010 was largely to provide definition drilling within the Ultramafic and Footwall zones within current area of mining between the 610 and 650 levels, in areas above the 610 Level and below the 650 Level in support of future mining, as well as to explore for new high-grade mineralization along strike and depth. Significant results reported included wide, high-grade intersections (such as 13.55 grams per tonne over 50.80 metres in 650-127) in areas below the 650 Level. 650-127 was drilled into an untested gap between the Ultramafic and Footwall zones approximately 50 metres below the 650 Level in an area of limited to no previous drilling. Above the 610 Level, among high-grade intersections were 61.35 grams per tonne over 15.00 metres, including 122.65 grams per tonne over 6.70 metres, from 650-125, 20.34 grams per tonne over 14.50 metres in 650-094 and 18.84 grams per tonne over 22.23 metres in 650-096. These holes were drilled to infill large gaps in previous drilling and suggest that the high grades within the first mining block between the 610 and 650 levels continue upward towards the 525 Level.

In the Upper part of Timmins Mine, the Company confirmed a 400 metre extension of the Main Zone down plunge from the current bottom of the resource model at the 260 Level with the Main Zone remaining open at depth. Among the key intercepts were 6.74 grams per tonne over 17.90 metres and 5.09 grams per tonne over 13.84 metres.

Thunder Creek

The wholly owned Thunder Creek deposit is being developed as a single project and using the same infrastructure as the adjacent Timmins Mine property. The Thunder Creek property is an advanced exploration project consisting of 54 claim units. In December 2007, Lake Shore Gold completed the requirements to vest a 60% option interest in Thunder Creek from West Timmins Mining Inc. (“West Timmins”). On November 6, 2009, the Company obtained 100% ownership of Thunder Creek through a business combination transaction with West Timmins.

Following completion of the business combination with West Timmins, the Company commenced an advanced underground exploration program, which involved drifting across to high-grade mineralization at Thunder Creek from the 200 Level of the Timmins Mine ramp and the 650 Level near the Timmins Mine shaft to facilitate development on the mineralization and to support an underground drilling program. During 2010, the Company spent $6.3 million on advanced exploration ($2.5 million during the fourth quarter) at Thunder Creek. In addition, $4.4 million was spent on exploration drilling during 2010 ($1.5 million in the fourth quarter).

The 200 Level access drift from the Timmins Mine surface ramp reached the 300 Level at Thunder Creek deposit near the end of June 2010 and intersected high-grade mineralization that shows similar characteristics to previously reported TC07-36 (24.61 grams per tonne over 7.00 metres), including visible gold. The zone intersected carries a minimum 150 metre strike length and remains open to the northeast and southwest, and demonstrates potential for high-grade extensions up plunge towards surface.

High-grade intercepts from underground drilling around the 300 Level reported during the second half of 2010 confirmed the Rusk Zone to a minimum 150 metres below the 300 Level cross cut, with intersections including 12.11 grams per tonne over 7.20 metres, 9.44 grams per tonne over 7.90 metres, 8.16 grams per tonne over 6.20 metres, 4.17 grams per tonne over 6.20 metres and 5.18 grams per tonne over 3.80 metres. Drilling up plunge extended the mineralization at least 30 metres above the 300 Level with the area above the Level remaining open. High-grade intercepts included 11.25 grams per tonne over 7.60 metres, 20.20 grams per tonne over 1.00 metre and 23.70 grams per tonne over 1.00 metre.

In early November 2010, the drift to Thunder Creek from the 650 Level near the Timmins Mine shaft reached the mineralization on the 730 Level at Thunder Creek near the previously reported Hole TC09-68b (June 24, 2009 — 12.75 grams per tonne over 83.40 metres) and the cross cutting of the mineralized zone commenced in mid-November. Results from the first underground drill hole from the 650 Level drift included wide, high-grade intercepts including multiple occurrences of visible gold. Hole TC650-001 reported 6.92 grams tonne over 61.40 metres within a broad mineralized envelope covering the entire width of syenite porphyry stock grading 4.91 gpt over 99.60 metres.

Subsequent to year end, on January 25, 2011 the Company announced results from underground drilling around the 730 Level at Thunder Creek. The holes intersected the Rusk and Porphyry zones at a variety of angles and strongly confirmed a broad mineralized zone containing substantial widths and grades (26.25 grams per tonne over 28.90 metres, including 35.80 grams per tonne over 20.90 metres and 12.11 grams per tonne over 35.20 metres, including 18.67 grams per tonne over 19.85 metres, and 14.38 grams per tonne over 38.80 metres, including 20.22 grams per tonne over 14.80 metres).

As of March 9, 2011, four underground drills were operational at Thunder Creek with two near the 730 Level and two near the 300 Level. Drilling at Thunder Creek in 2011 is largely focused on achieving the Company’s goal to establish an initial NI 43-101 resource during the second half of the year, as well as to test the depth potential of both the Rusk and Porphyry zones.

Plans for 2011 include continued drilling to define and expand the deposit in order to complete an initial NI 43-101 resource for the project during the second half of 2011. The 2011 drill program includes 10,000 metres of drilling from surface and 50,000 metres of drilling from underground. Most of the drilling will be to infill gaps between previously drilled surface holes with the remainder being targed to test directly along strike and to depth of the new resource.

GOLD RIVER TREND

On February 10, 2010, the Company commenced drilling on the Gold River Trend (on the Company’s 100% owned Thorne property). The Company acquired the property in November 2009 as part of the acquisition of West Timmins. The program is being conducted currently with three surface drills and is designed to test the Gold River Trend, an east — west trending mineralized deformation and alteration zone, traced for over 2.5 kilometres, located approximately 3 km south of the Company’s Thunder Creek and Timmins Mines deposits. During 2010, the Company drilled 25,959 metres and spent $3.5 million on exploration at the Gold River Trend (3,404 metres and $0.8 million in the fourth quarter).

Discovered in 1996, the Golden River Trend hosts a NI 43-101 compliant inferred gold resource of 4,154,096 tonnes grading 3.33 grams per tonne for a total of 444,471 ounces and numerous other zones of gold mineralization which have been discovered since the last resource update in 1998. All zones remain open to depth and a number of untested geophysical anomalies indicate potentially to significantly expand the gold mineralized system along strike.

Results from surface drilling during 2010 highlighted the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, as well as the potential for mineralization to be extended significantly to depth.

On May 4, 2010, the Company announced drill results that extended the North Porphyry Zone in the Gold River East area by 120 metres to depth (to 520 metres) and the 4800 Zone by 125 metres downplunge. Drill results released on June 23, 2010 demonstrated the potential to increase the current resource of 1.2 million tonnes grading 3.00 grams per tonne (121,000 ounces) in the Fold Nose Zone of the Gold River East area.

Subsequent to year end, on January 1, 2011, a number of wide, high-grade intercepts from an additional 42 holes (15,159 metres) were announced by the Company. The intersections reported reconfirmed the potential for shallow high-grade resources amenable to open-pit and/or shallow underground mining, including one intercept of 5.04 grams per tonne over 16.60 metres, and extended the mineralized zones at Gold River East to a minimum 750 metre vertical depth.

144 PROPERTY

The 144 property is 100% owed by the Company and it was part of the property portfolio acquired with West Timmins in November 2009. The property covers the western extension of the Golden River Deformation Zone which hosts a number of zones of gold mineralization on the adjacent Thorne Property. Geologically, the 144 Property shares a number of similarities with the adjacent Thunder Creek and Timmins Mine properties, covering 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found on these properties.

Recent drilling has intersected multiple zones of gold mineralization on the 144 Property located along this contact and associated with porphyritic intrusions which host some of the broadest and highest grade intercepts from the Rusk Zone at Thunder Creek. Surface drilling in 2010, southwest of Thunder Creek deposit, intersected up to 50 metres of hematite and carbonate alteration, containing multiple porphyry intrusions, several strong shear zones and elevated gold values and extended the deformation and alteration zones by 350 metres from Thunder Creek towards the 144 property, which suggests potential for additional deposits.

On February 28, 2011, the Company announced that, with the first 12 holes (6,232 metres) drilled at the 144 property, it had discovered a significant new gold zone with strong similarities to the Thunder Creek Rusk and Porphyry zones and with multiple occurrences of visible gold. Gold values were intersected within 200 metres of surface, which compare favourably to Thunder Creek mineralization at similar shallow depths. Very importantly, the grades and widths of mineralization increased with depth with the potential for new zones to the north and along strike considered to be excellent. Among initial intercepts were 2.41 grams per tonne over 19.00 metres, including 6.61 gpt over 2.20 metres, 4.96 grams per tonne over 5.40 metres, including 15.18 grams per tonne over 1.45 metres, 4.03 grams per tonne over 5.10 metres, including 7.02 grams per tonne over 2.40 metres, and 1.16 grams per tonne over 32.20 metres, including 3.20 grams per tonne over 6.20 metres.

There are currently three drills active on the 144 property.

RTM/AGE OPTION PROPERTY

On July 13, 2010 the Company commenced a drill program at the RTM/AGE option property (the Meunier property), located immediately to the west of and contiguous to the Timmins Mine deposit. Lake Shore Gold was managing the first phase of an Option Agreement between RTM/AGE and the Company that will allow RT Minerals the right to earn up to a 50 percent interest in the property and provide Lake Shore Gold an option to obtain a 10% direct interest on the RTM/AGE option property. The drill program is designed to test the downplunge extension of mineralized zones at the Timmins and Thunder Creek deposits and involves sinking a deep hole to a vertical depth of 2,400 metres below surface. As of December 31, 2010, the deep hole had advanced approximately 1,604 metres towards the target area.

On December 31, 2010, the Company and RTM entered into a transaction whereby RTM granted Lake Shore Gold a right (the “Back-In Right”), exercisable after RTM has earned the first 25% interest in the Meunier property, to acquire 50% of RT Minerals’ 25% interest in the Meunier property by paying to RT Minerals $0.5 million. As part of the same transaction, the Company transferred its interest in the Bazooka property and another non-core property to RT Minerals. For more details on the transaction, refer to “RT Minerals Transaction” in this MD&A.

BELL CREEK MINE

The Bell Creek Mine is a former producer located on the east side of Timmins close to Goldcorp’s Hoyle Pond mine. From 1986 to 1991, a total of 112,739 ounces of gold were produced from the Bell Creek Mine, with all processing done at the Bell Creek Mill. Lake Shore Gold acquired the Bell Creek Mine, and the Bell Creek Mill, in December 2007 from the Porcupine Joint Venture (“PJV”) a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation (“Kinross”).

In May 2009, the Company commenced an advanced exploration program at Bell Creek Mine mainly focused on de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a surface ramp at Bell Creek to connect to the underground mine workings.

The Company’s spending at the Bell Creek property and contiguous Vogel, Schumacher and Marlhill properties (Bell Creek Complex) during 2010 totaled $37.1 million, of which $27.1 million related to the Bell Creek advanced exploration program (including $6.0 million for property, plant and equipment) and $9.9 million to exploration. Spending during the fourth quarter of 2010 totaled $10.2 million, of which $7.6 million related to the Bell Creek advanced exploration program (including $2.9 million for property, plant and equipment) and $2.6 million to exploration.

During 2010, approximately 5,500 metres of ramp and lateral development was completed at the Bell Creek Mine. On September 20, 2010, the new access ramp being developed from surface at Bell Creek Mine reached the 320 Level enabling the Company to begin developing east and west along the North A Zone. As of December 31, 2010, over 1,050 metres of sill development along the Zone on the 320, 330, 345, 355 and 370 levels had been completed. The mineralization encountered in the development to date is consistent with results from previous surface diamond drilling, and shows a distinct east-west trending and steeply southward dipping gold rich quartz vein and alteration zone with widths of up to 3.00 metres. Numerous occurrences of coarse visible gold have been recognized in the muck pile and diamond drill core. As of year end the main ramp had reached the 385 Level.

A significant milestone achieved by the Company in 2010 was the release, on December 1, 2010, of an initial NI 43-101 resource for the Bell Creek Mine. The reported resource contains 8,427,000 tonnes with an average grade of 4.40 grams per tonne gold for a total of 1,192,900 contained ounces in the inferred category and 1,790,000 tonnes at 4.36 grams per tonne for 251,200 contained ounces in the measured and indicated categories. The base case resource was estimated assuming a long term gold price of US$1,125 per ounce of gold and a cut off grade of 2.20 gpt. Approximately 80% of the base case measured and indicated resources, and 50% of inferred resources, are contained in the North A Zone, which has an estimated average horizontal width of 6.9 metres.

A total of 43,598 metres of infill and expansion drilling, both from surface and underground, was completed during 2010, mainly in support of generating the initial NI 43-101 resources as well as to assist in mine planning in the North A Zone below the 300 Level.

The Company considers the potential to add further resources to be excellent given the potential to reduce internal dilution and increase grades within the existing resource through proper mine planning, the fact that a number of recent drill holes, including BC10-69C (106.46 grams per tonne over 7.00 metres), have been completed but not included in the resource, and the fact that the resource remains open at depth and along strike with extensive drilling planned in 2011. In addition, the Company has yet to complete resource calculations for the Vogel and Marlhill Mine properties, also included as part of the Bell Creek Complex.

Subsequent to year end, on February 21, 2011 the Company issued 2.985 million shares to purchase back a 5% net smelter royalty on the Enermark Resources Inc. claims, which cover much of the Bell Creek Mine property.

CASA BERARDI

The Company has a 50% earn-in right on the Casa Berardi property, as provided in a joint venture agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. The Company is the operator during the earn-in period.

Lake Shore Gold has spent a total of $4.6 million on the Casa Berardi property to December 31, 2010 (gross of estimated Quebec refundable taxes of $1.4 million), of which $1.2 million was spent during 2010.

Drilling in 2010 at Casa Berardi involved testing exploration targets on both the east and west blocks of the joint venture property. The latest results were announced on July 23, 2010, and included intercepts of 11.54 grams per tonne over 3.89 metres in CE-10-30 and 4.75 grams per tonne over 1.00 metre and 3.10 grams per tonne over 1.00 metre in CE-10-32 which were drilled into a 200 metre wide gap in drilling near the west—central portion of the G Zone. These holes are approximately 220 metres below surface and 270 metres west of previously reported high-grade values near the east portion of the G Zone which included 8.58 grams per tonne over 10.40 metres in CW-08-03 and extend the G Zone mineralization in this area by 120 metres down dip with mineralization remaining open at depth.

The Company carried out a drill program consisting of 6 holes (1,748 metres) in September 2010. The program was focused on the Porphyry Creek prospect which is located in the west portion of the project and on the north side of the Casa Berardi Trend and designed to follow up on previously drilled holes in this area from 2008 and expand outwards into nearby areas. All results of the drill program have now been received and indicate mainly low grade gold values with the best result being 28.41 gpt over 2.40 metres in close proximity to the 2008 drilling. Based on the above, additional work will be done in the future but no definite time frame has been established.

MEXICO

Through the acquisition of the West Timmins in November 2009, the Company obtained 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, high-grade Lluvia de Oro gold-silver project, Universo gold project as well as other properties.

Universo Property

Recent work at Universo included an additional 2,685 line kilometres of airborne geophysics to infill the recently completed grid lines near the north portion of the property to a 100 metre line spacing. Including the new infill lines, the line kilometres of surveying at the property in 2010 totaled 22,443 kilometres and provides full coverage for the entire property from north to south. Final products are in hand and being analyzed to create an improved geological map for the property which would assist in guiding future exploration drilling. Results of the new work are not expected until later in the second quarter.

Lluvia de Oro Property

In 2010 the Company carried out a small drill program at the Lluvia de Oro property in Mexico. A total of four holes (1,490 metres) were completed to test targets surrounding the historic gold and silver mine.

The first three holes (LDG-1 through 3) were drilled to test the eastern side of the old mine for a possible offset extension of the historic gold zone and encountered a substantial thickness of limestone and several dykes below the mine, but none were mineralized. Hole LDG-4 tested the westerly extension of the first three holes as well as the area to the south. Although results in LDG-04 below the mine were also very low a significant new zone consisting of silicification and altered dykes was intersected between 34.8 metres and 108.5 metres. The best interval within the zone contained a grade of 0.43 grams per tonnes gold over 15.2 metres with anomalous silver and weakly anomalous arsenic. Based on the above results, the Company is working on new interpretations for the gold mineralization in the mine area which could lead to additional drill programs at a later date.

NORTHERN SUPERIOR RESOURCES

On May 27, 2010 the Company completed the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior”) in return for the issuance from treasury of 25,000,000 common shares of Northern Superior and warrants to purchase 12,500,000 Northern Superior common shares at a price of $0.30 per share for 5 years, as well as other consideration. During the third quarter of 2010, the Company acquired an additional 625,000 common shares of Northern Superior and in October 2010 the Company exercised the 12,500,000 warrants for $3.75 million (as required by the agreement), bringing the Company’s interest in Northern Superior to 25.87% .

Subsequent to year end, the Company interest in Northern Superior increased to 26.49% (44,930,769 common share of Northern Superior) as the Company acquired an additional 6,730,769 common shares of Northern Superior through a private transaction for $5.4 million. As of March 9, 2011, the Company’s investment in Northern Superior has a market value of $44.9 million.

RT MINERALS TRANSACTION

On December 31, 2010, the Company acquired direct ownership of a total of 11,500,000 common shares of RT Minerals, as well as warrants to acquire an additional 750,000 common shares of RT Minerals at an exercise price of $0.20 per common share. Of the 11,500,000 million common shares, 10,000,000 common shares were acquired through a private transaction on December 31, 2010, in connection with the transfer of certain property interests. An additional 1,500,000 common shares and 750,000 warrants were acquired in a treasury issuance directly from RT Minerals on December 31, 2010, at a total cost of $0.2 million. The above transaction brings the Company interest on RT Minerals to 27.21% (on a non-dilutive basis).

In connection with the above transactions, RT Minerals granted the Company the Back-In Right on the Meuiner property by paying $0.5 million. As part of the transaction, the Company transferred to RT Minerals its 100% owned Bazooka property and another non-core property. As of March 9, 2011, the Company’s investment in RT Minerals has a market value of $4.1 million.

RESULTS OF OPERATIONS

Year ended December 31,
(in $’000, except per share amount)	2010	2009
Corporate costs	$9,667	$7,248
General exploration	738	699
Shareholder information	499	512
Travel	580	541
Legal and accounting	827	496
Net loss on equity investment	257	—
Write-off / net gain on sale of resource properties and deferred exploration	(1,310)	210
Depreciation of property, plant and equipment	193	249
Accretion of asset retirement obligations	179	146
Foreign exchange loss	258	—
Loss before interest and other income and income taxes	$(11,888)	$(10,101)
Interest and other income, net	810	407
Realized and unrealized gain on warrant investments at fair value	1,180	—
Recovery of income taxes	1,159	11,829
Net (loss) income for the year	$(8,739)	$2,135
Net (loss) income per share — basic and diluted	$(0.02)	$0.01

The Company recorded a net loss of $8.8 million in 2010 compared to a net income of $2.1 million in 2009. The net income in 2009 is due to the recovery of income taxes of $11.8 million, mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009. Excluding recovery of income taxes, 2010 loss is $9.9 million compared to $9.7 million in 2009.

The Company reports stock-based compensation by expensing the amount on the consolidated statements of loss and deficit (allocating it to corporate costs for corporate employees and general exploration for individuals involved in work of a general reconnaissance nature), or capitalizing the amount in resource properties and deferred exploration for individuals involved in specific capital projects.

The Company capitalized $2.8 million (2009 — $0.8 million) of stock-based compensation in 2010. The allocation on the consolidated statements of (loss) income and deficit for year ended December 31, 2010 and 2009 was as follows ($’000):

Year ended December 31,	2010	2009
Corporate costs	$3,350	$1,678
General exploration	110	14
Total stock-based compensation	$3,460	$1,692

Stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $1.78 (2009 — $1.90) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 67% to 69% (2009 — 69%); risk free interest rate of 1.80% to 2.50% (2009 — 1.63% to 2.44%) and expected life of 3.5 years (2009 — 3.5 years).

The increase in stock based compensation expense in 2010 compared to 2009 is due to more options granted reflecting the increase in number of employees in 2010 as compared to the previous year.

Corporate costs in 2010 increased by $2.4 million compared to 2009 (or $0.7 million, excluding the impact of stock-based compensation expense). The increase is due to the costs of integrating West Timmins operations (acquired in November 2009) and higher corporate development expenses.

General exploration expenditures, which include expenditures of a general reconnaissance nature that are not project specific or do not result in the acquisition of resource properties, are comparable to 2009 (excluding the impact of stock-based compensation expenses).

Shareholder information costs and travel expenses in 2010 changed by nominal amounts compared to 2009.

Increases in legal and accounting fees in 2010 compared to 2009 are mostly due to increased corporate development expenses in 2010.

The sale of the Company’s 50% interest in the Ti-pa-haa-kaa-ning property to Northern Superior on May 27, 2010 resulted in a loss of $0.5 million offset by a future tax recovery of $0.6 million. During 2010, the Company wrote off $0.9 million (2009 — $0.2 million) of its resource properties and deferred exploration, representing the carrying value of certain non-core properties. The transaction with RT Minerals for the sale of the Company’s Bazooka property and another non-core property resulted in a gain of $2.7 million ($2.1 million net of future taxes).

Net loss on equity investment in 2010 ($Nil in 2009) represents the Company’s proportionate share of the losses of its equity investments and any dilution gain or losses for the year (investments in RT Minerals Corp. and Northern Superior).

The increase in interest and other income in 2010, is mainly due to a gain of $0.3 million in the third quarter of 2010 on the selling of mining equipment, the net book value of which was written off to $Nil in 2007.

The Company recorded $1.2 million, in 2010 ($Nil in same periods in 2009) of realized and unrealized gains on warrants (representing the increase on the value of the warrants held by the Company which are marked to market every period end). No such warrants were held in 2009.

In the first quarter of 2010, the Company renounced $21.2 million in expenditures related to flow through funds raised by the Company in 2009, which resulted in a $5.3 million (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to the Company’s future income tax liability. All expenditures renounced were spent on Canadian exploration expenditures (“CEE”) as at December 31, 2010.

The Company recorded a foreign exchange loss of $0.3 million in 2010 ($Nil in same periods in 2009) due to the translation of the future tax liabilities of the Company’s Mexico operations.

In 2010, the Company raised $17.7 million flow through funds and as at December 31, 2010 have spent $11.3 million on CEE and $2.0 million on Canadian development expenditures; the Company has until December 31, 2011 to spend the remaining $4.4 million on CEE.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements.

Year ended December 31,
(in $’000s except for loss per share
and number of shares issued and outstanding)	2010	2009

Financial Results:
Interest and other income, net	$810	$407
Net (Loss) Income	(8,739)	2,135
Net (Loss) Income per share* — basic and diluted	(0.02)	0.01
Financial Position:
Cash and cash equivalents	92,232	132,920
Working capital	68,268	114,259
Property, plant and equipment (net of accumulated amortization)	51,733	28,723
Resource properties and deferred exploration	956,555	849,193
Total Assets	1,124,318	1,020,557
Long term capital lease obligations	10,454	5,764
Future tax liabilities	148,097	152,975
Asset retirement obligations	1,858	1,728
Share capital	940,556	827,795
Contributed surplus	17,720	25,940
Accumulated other comprehensive income	955	26
Deficit	(24,904)	(16,142)
Number of shares issued and outstanding (000s)	379,007	345,295

*Income (Loss) per share is calculated based on the weighted average number of shares outstanding.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

	December 31,	September 30,	June 30,	March 31,
Fiscal quarter ended	2010	2010	2010	2010
Interest and other income, net	$262	$404	$164	$70
Net loss	$(1,390)	$(2,280)	$(2,786)	$(2,283)
Net loss per share* — basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	December 31,	September 30,	June 30,	March 31,
Fiscal quarter ended	2009	2009	2009	2009
Interest and other income, net	$169	$56	$50	$132
Net income (loss)	$7,201	$(1,886)	$(1,449)	$(1,731)
Net income (loss) per share* — basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)

*Net income (loss) per share is calculated based on the weighted average number of shares outstanding.

The Company recorded net income of $7.2 million in the fourth quarter of 2009 due to the recovery of income taxes of $10.2 million (approximately $0.6 million in other quarters), mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Lake Shore Gold was not in commercial production during 2010; on January 1, 2011 the Company declared commercial production on its Timmins Mine property. The Company generated pre-production revenue of $34.4 million in 2010 (related to 2010 production) with $18.2 million recorded in the fourth quarter of 2010 ($43.3 million since beginning of pre-production in the fourth quarter of 2009 to December 31, 2010). In addition, approximately $16.0 million is sitting in bullion inventory at December 31, 2010. Financing for the Company has come from raising capital through equity issues. At December 31, 2010, the Company had cash and cash equivalents of $92.2 million. On September 10, 2010, the Company received gross proceeds of $88.2 million from public offering. In February 2010, the Company received gross proceeds of $7.6 million from the second tranche of a privately placed structured flow through financing arranged at the end of 2009.

Cash used in operating activities during 2010 increased to $8.1 million as compared to $7.6 million in 2009 due mainly to higher operating losses offset by movements in working capital. Changes in non-cash working capital items, recovery of income taxes, net gain on sale of resource properties, realized and unrealized gain on warrant investments at fair value, write off resource properties and stock-based compensation expense make up the principal amounts that reconcile the consolidated statements of (loss) income to the consolidated statements of cash flows from operating activities.

The change in exploration advances and other receivables ($5.6 million at December 31, 2010 compared to $3.8 million at December 31, 2009) is mainly due to higher government sales taxes not yet collected as at December 31, 2010 as compared to the prior year. The change in accounts payable and accrued liabilities ($23.4 million at December 31, 2010, compared to $19.4 million at December 31, 2009) is mainly due to the timing of payments.

Cash used in investing activities in 2010, totaled $123.5 million compared to $100.3 million in 2008. The Company’s principal investing activity is the development, acquisition, exploration and advanced exploration of its resource properties. During 2010, the Company incurred the majority of its resource property expenditures (including changes in working capital related to resource properties and deferred exploration at December 31, 2010) on advanced exploration, field equipment and exploration for the Timmins Mine project (including Timmins deposit and Thunder Creek), and Bell Creek, work related to the Phase One mill expansion, and on drilling at its various other exploration properties (for details, refer to the “Property Developments” section of this MD&A). Included in investing activities in 2009 are $15.2 million cash expenditures for the acquisition of Bell Creek West properties; the Company received net cash of $8.4 million from the acquisition of West Timmins Mining in 2009; $0.7 million (2009 — received $0.1 million) for irrevocable letters of credit posted by the Company, related to different activities in the Timmins Mine project and $4.6 million (2009 — $0.9 million) for investments in certain public companies. During 2010, the Company received proceeds of $0.3 million from the sale of mining equipment ($Nil in 2009).

On September 10, 2010, the Company completed a bought-deal financing and raised gross proceeds of $88.2 million through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7.6 million. Total gross proceeds from the financing, including $8.0 million (first tranche) received on December 29, 2009, were $15.6 million.

On February 28, 2011 the Company finalized the UniCredit three-year, corporate revolving credit facility of up to US$50.0 million (for more details refer to the Highlight section on this MD&A).

The Company received $3.1 million from the exercise of 2.5 million options and $4.2 million from the exercise of 3.8 million warrants.

CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations related to the Casa Berardi property and the ones under the Back-In right for the Meunier property (refer to discussion under “Casa Berardi” and “RT Minerals Transaction” in this MD&A), the Company is required to make nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement. The Company is required to make property tax payments for all Mexican properties as well as annual payments of Mexican pesos of 0.80 million ($0.1 million) for land rights on one of its Mexican properties.

The Company has certain contractual obligations toward certain First Nation communities as provided on Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation signed on February 17, 2011 (as the Company moves forward with commercial production at its Timmins Mine project and exploration and advanced exploration work on the Thunder Creek property) and the Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations signed on March 10, 2009 (for the exploration and advanced exploration work on the Bell Creek Mine, Vogel and Schumacher properties). The agreements establish a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the First Nation communities.

On October 27 and November 26, 2010, respectively, the Company entered into two separate option agreements with certain Mexican companies, whereby the Company can earn a 100% interest in certain other properties, located within the Company’s Universo property by paying US$1.0 million and US$3.5 million, respectively, in 4 and 6 years, respectively for the October 27 and November 26, 2010 agreement.

The Company has also office rent obligations, capital lease obligations and asset retirement obligations for the Bell Creek Mine and Mill and Timmins project advanced exploration as at December 31, 2010 as follows (in $’000s):

						2016 and
	2011	2012	2013	2014	2015	thereafter	Total
Office rent	$431	$433	$429	$179	$179	$0	$1,651
Capital leases and other	7,166	7,024	4,335	464	349	698	20,036
Mexican resource property agreements	163	287	396	792	495	2,104	4,237
	$7,760	$7,744	$5,160	$1,435	$1,023	$2,802	$25,924

OUTSTANDING SHARE CAPITAL

As at March 9, 2011, there were 383,028,665 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
2,859,534	$0.00 – $0.99
3,226,068	$1.00 – $1.99
456,250	$2.00 – $2.99
9,899,000	$3.00 – $3.99
2,270,500	$4.00 – $5.00
18,711,352

WARRANTS:

Date issued	Number of warrants	Exercise price	Expiry date
March 17, 2010	438,000	$3.70	September 17, 2011
March 17, 2010	75,000	$4.75	September 17, 2011
	513,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are discussed in Note 2 to the consolidated financial statements for the year ended December 31, 2010. Management considers the following policies to be most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of operations:

Resource properties and deferred exploration

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties that are abandoned are written off when the decision to abandon is made. The recoverability of the amounts shown for resource properties and deferred exploration is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

Future taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. Significant estimates include the timing of the reversal of the Company’s book to tax differences.

Stock options and warrants

The Company uses a Black-Scholes model to determine the fair value of options and warrants (and Monte-Carlo simulation for certain of the warrants). The Black-Scholes Option Pricing Model and Monte-Carlo simulation model utilize subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Asset retirement obligations

Estimates of asset retirement obligations are the costs associated with the closure and site restoration costs for the Bell Creek Mine and Mill and Timmins project advanced exploration. These amounts are estimates of expenditures that are not due until future years. The discounted amount of changes in these estimates will be included in the respective asset with an offsetting amount accrued as asset retirement obligations.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, exploration advances and other receivables, restricted cash, investment and accounts payable and accrued charges. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at January 1, 2010, transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

The Company developed a detailed plan for IFRS convergence comprised of three related phases:

•                  phase 1: review and assessment, which involved a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and IT;

•                  phase 2: design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls;

•                  phase 3: implementation, which involves implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

The Company has completed its conversion plan and has completed a detailed analysis of the standards, identifying a number of accounting differences and policy alternatives, including one-time accounting alternatives under IFRS 1, First Time Adoption. The Company also has selected its accounting policies from the various policy alternatives and one-time accounting alternatives under IFRS 1.

The following areas have been identified as having the highest impact on the Company’s financial reporting: methodology for impairment testing, resource property and deferred exploration, future income taxes, property, plant and equipment, asset retirement obligations, accounting for stock compensation, disclosure and presentation, and the provisions related to the initial adoption of IFRS under IFRS 1, First Time Adoption. A summary of progress in the review of areas originally identified to have the highest potential impact is as follows:

Impairment of Long Lived Assets

Impairment testing of long-term assets is based on a two-step approach under current Canadian GAAP, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets (“IAS 36”) uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any write-down may be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company expects the adoption of the requirements of IAS 36 on transition to IFRS to not result in any difference from amounts reported under Canadian GAAP.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity, and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes as at January 1, 2010, to result in the future tax balance to be reduced to $Nil and the resource properties and deferred exploration balance to decrease by $166.2 million.

Share Based Payments – Stock Compensation

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently, the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses. IFRS 2 is applicable for stock compensation awards issued on or after January 1, 2005; earlier adoption is permitted. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

The Company will use the exemption provision under IFRS 1, First Time Adoption, which allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i. the date of transition to IFRS; and ii. January 1, 2005. The Company does not expect the impact of the application of the first time adoption option to be material to its opening balance sheet under IFRS at January 1, 2010.

Property, Plant and Equipment

IAS 16 Property, plant and equipment (“IAS 16”) reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. IAS 16 also provides guidance that would require major overhauls be treated as separate components of plant and equipment, with the overhaul cost capitalized and depreciated over the period to the next major overhaul.

Upon adoption of IFRS, the Company must make an accounting policy choice in how to account for fixed assets (a) upon transition to IFRS (see below discussion for IFRS 1) and (b) on a continuing basis. The Company expects to apply requirements of IAS 16 on a retroactive basis on transition for the majority of its property, plant and equipment and to use the cost method on a continuing basis. The Company estimates the impact of the noted differences as at January 1, 2010 to be a decrease on its property, plant and equipment balance of $0.8 million with a corresponding increase in the resource properties and deferred exploration balance.

IFRS 1: First-Time Adoption of IFRS – IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to the restatement of prior business combinations, asset retirement obligations, deemed cost for the property, plant and equipment, and stock based compensation expense.

The Company will not restate business combinations executed prior to January 1, 2010, and will not restate asset retirement obligations incurred prior to January 1, 2010; the Company will utilize the exemption related to stock based compensation expense (see above under “Share Based Payments”). The Company will not revalue any of its property, plant and equipment.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

Resource properties and deferred exploration expenditures

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs. The Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures.

Different from Canadian GAAP, IFRS does not allow the capitalization of expenditures incurred prior to obtaining the exploration license. The Company does not expect a material difference on transition due to the application of this requirement.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated: the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP with respect to the accounting for this phase, but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment and/or intangible assets. The Company has concluded to expense all of its green field exploration expenditures and capitalize future expenditures whenever certain criteria are met. The Company expects that the application of this policy will decrease the Company’s resource property balances as at January 1, 2010 by $33.7 million (with a corresponding increase in deficit).

Decommissioning Liabilities – Asset Retirement Obligations (“AROs”)

Canadian GAAP includes specific guidance with respect to asset retirement obligations whereas, under IFRS, asset retirement obligations are captured under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. IFRS requires the use of the current market-based discount rate to be applied to the liability at each reporting date rather than the historical rate used when the liability was initially set-up. IFRS requires ARO to be determined based on a best estimate for the most likely outcome. This is slightly different from Canadian GAAP which requires ARO to be the fair value using third-party market assumptions.

The Company will apply the standard prospectively (using IFRS 1 exemption). The Company expects the application of IFRS requirement to result in an increase to the decommissioning provision and the related assets as at January 1, 2010 (approximately $1.6 million and 1.9 million respectively with the difference a charge in deficit).

Flow through common shares

The Company is also evaluating the impact of IFRS on its accounting for flow through shares and expects to identify differences in this regard.

Other

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures are made, including changes in controls or procedures to address reporting of first time adoption and opening balances under IFRS.

The Company has also implemented changes to its financial information systems and processes to enable it to maintain data required to report its 2010 financial information under IFRS for comparative purposes.

The Company has conducted training sessions targeted to various levels of the organization.

RELATED PARTY TRANSACTIONS

The related party transactions with Hochschild (to November 3, 2010), RT Minerals (fourth quarter of 2010), Northern Superior (second quarter of 2011) are discussed in other sections of this MDA. The following are related party transactions for the 2009 year end:

The Company charged $0.1 million in 2009 to Northern Superior. The charges were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009 (from which date, Northern Superior ceased to be a related party of the Company until the Company’s acquisition of a 19.05% interest on May 27, 2010).

During the year ended December 31, 2009, Northern Superior, who was the joint venture operator for the Ti-pa-haa-kaa-ning property, charged the Company $0.2 million, for the Company’s share for the property expenditures. As at December 31, 2009, there was of $0.1 million due to Northern Superior included in accounts.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; the uncertainty as to potential project delays from circumstances beyond the Company’s control; and the timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2010.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows widely accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company has also adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2010.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. A total of three Quality Control samples consisting of 1 blank, 1 certified standard and 1 reject duplicate are inserted into groups of 20 drill core samples. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold on exploration projects and greater than 10 gpt at the Timmins mine and Thunder Creek underground project, the remaining pulp is taken and fire assayed with a gravimetric finish. Select zones with visible gold are typically tested by pulp metallic analysis on some projects. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins deposit surface; Thunder Creek and Gold River Trend properties; Bell Creek Mine; and Casa Berardi optioned property are Jacques Samson, P.Geo., Stephen Conquer, P.Geo., and Mike Roberts respectively. Dean Crick, P.Geo. is the QP for the Timmins deposit and Thunder Creek underground drilling projects, and Bob Kusins, P.Geo., is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Conquer, Roberts, Crick and Kusins have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A. Messrs., Samson, Conquer, Kusins, Crick and Roberts are employees of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2010, its Annual Information Form for the year ended December 31, 2010, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.

LAKE SHORE GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(AS OF DECEMBER 31, 2010 AND 2009)

TABLE OF CONTENTS

28	Independent Auditor’s Report

29	Consolidated Balance Sheets

30	Consolidated Statements of (Loss) Income and Deficit

30	Consolidated Statements of Comprehensive (Loss) Income

31	Consolidated Statements of Cash Flows

32	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of (loss) income and deficit, comprehensive (loss) income and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lake Shore Gold Corp. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

Toronto, Ontario

March 9, 2011

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

As at December 31,	2010	2009

ASSETS
Current
Cash and cash equivalents	$92,232	$132,920
Exploration advances and other receivables	5,618	3,810
	97,850	136,730
Available-for-sale investments and warrant investments note 5	2,014	492
Equity investments note 6	10,748	653
Restricted cash note 7	5,418	4,766
Property, plant and equipment (net of accumulated amortization) note 9	51,733	28,723
Resource properties and deferred exploration note 10	956,555	849,193
	$1,124,318	$1,020,557
LIABILITIES
Current
Accounts payable and accrued liabilities	$23,423	$19,352
Current portion of capital lease obligations note 11	6,159	3,119
	29,582	22,471
Capital lease obligations note 11	10,454	5,764
Asset retirement obligations note 12	1,858	1,728
Future income taxes note 13	148,097	152,975
	160,409	160,467
SHAREHOLDERS’ EQUITY
Share capital note 14(b)	940,556	827,795
Contributed surplus note 14(f)	17,720	25,940
Accumulated other comprehensive income note 14(g)	955	26
Deficit	(24,904)	(16,142)
	(23,949)	(16,116)
	934,327	837,619
	$1,124,318	$1,020,557

Commitments and contingencies notes 10, 14 and 19

Subsequent events note 21

See accompanying notes to consolidated financial statements

Approved by the Board

/s/ ALAN C. MOON	/s/ ARNOLD KLASSEN
ALAN C. MOON	ARNOLD KLASSEN
Director	Director

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND DEFICIT

(in thousands of dollars)

For the years ended December 31,	2010	2009

Expenses
Corporate costs note 14(d)	$9,667	$7,248
General exploration note 14(d)	738	699
Shareholder information	499	512
Legal and accounting	827	496
Travel	580	541
Net loss on equity investments note 6	257	—
Net gain on sale of resource properties and deferred exploration note 6	(2,201)	—
Write-off of resource properties and deferred exploration note 10	891	210
Depreciation of property, plant and equipment	193	249
Accretion of asset retirement obligations note 12	179	146
Unrealized foreign exchange loss note 13	258	—
Loss before the undernoted	$(11,888)	$(10,101)

Interest expense	(209)	(70)
Interest and other income	1,019	477
Realized and unrealized gain on warrant investments at fair value note 5	1,180	—
Loss before income taxes	$(9,898)	$(9,694)

Recovery of income taxes note 13	1,159	11,829
Net (loss) income for the year	$(8,739)	$2,135

Deficit, beginning of year	$(16,142)	$(18,277)
Loss on issuance of treasury shares note 14(b)	(23)	—
Deficit, end of year	$(24,904)	$(16,142)

Net (loss) income per share – basic and diluted note 14(h)	$(0.02)	$0.01
Basic weighted-average number of shares outstanding (000’s)	357,506	224,278
Diluted weighted-average number of shares outstanding (000’s) – note 14(h)	357,506	229,753

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of dollars)

For the years ended December 31,	2010	2009

Net (loss) income for the year	$(8,739)	$2,135
Other comprehensive income (net of tax) note 5	929	26
Comprehensive (loss) income for the year	$(7,810)	$2,161

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

For the years ended December 31,	2010	2009

OPERATING ACTIVITIES
Net (loss) income for the year	$(8,739)	$2,135
Stock-based compensation note 14(d)	3,460	1,692
Net gain on sale of resource properties and deferred exploration	(2,201)	—
Recovery of future income taxes	(1,159)	(11,829)
Realized and unrealized gain on warrants investments at fair value	(1,180)	—
Write-off of resource properties and deferred exploration	891	210
Gain on equipment sale note 9	(269)	—
Unrealized foreign exchange loss	258	—
Shares issued for services	65	—
Net loss on equity investments	257	—
Depreciation	193	249
Accretion of asset retirement obligations	179	146
	$(8,245)	$(7,397)
Change in non-cash operating working capital items:
(Decrease) increase in exploration advances and other receivables	(1,465)	897
Increase (decrease) in accounts payable and accrued liabilities	1,594	(1,118)
Cash used in operating activities	$(8,116)	$(7,618)

INVESTING ACTIVITIES
(Increase) decrease in restricted cash	$(652)	$135
Net cash on acquisition of West Timmins Mining Inc. note 8	—	8,386
Acquisition of Bell Creek West properties note 10	—	(15,183)
Investments in public companies notes 5 and 6	(4,615)	(900)
Proceeds from equipment sale note 9	269	—
Additions to property, plant and equipment	(14,877)	(7,486)
Resource properties and deferred exploration expenditures (net of pre-production revenue)	(103,635)	(85,221)
Cash used in investing activities	$(123,510)	$(100,269)

FINANCING ACTIVITIES
Proceeds from private placements / public offerings (net of share issue costs)	$90,407	$149,104
Exercise of stock options and warrants	7,308	9,757
Payment of capital lease obligations	(6,777)	(3,373)
Cash provided by financing activities	$90,938	$155,488
(Decrease) increase in cash and cash equivalents during the year	$(40,688)	$47,601
Cash and cash equivalents at beginning of year	132,920	85,319
Cash and cash equivalents at end of year	$92,232	$132,920

Supplemental cash flow information note 18

See accompanying notes to consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

1. DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is engaged in the exploration and development of gold properties in Northern Ontario, Quebec and Mexico. The Company has identified economically recoverable reserves at its Timmins Mine and declared commercial production for the Mine effective January 1, 2011.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the following policies:

a) Basis of Consolidation

The consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. On November 6, 2009, the Company acquired all of the shares of West Timmins Mining Inc. (“West Timmins Mining”, note 8), and West Timmins and its wholly-owned Mexican subsidiary became wholly-owned subsidiaries of Lake Shore Gold. All intercompany balances and transactions have been eliminated upon consolidation.

The Company participates in unincorporated joint ventures which are not variable interest entities. The Company proportionately consolidates its interest in these unincorporated joint ventures.

b) Financial Instruments

The Company classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Items held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income (loss) and deficit.

The Company has designated its cash and cash equivalents, restricted cash and warrants as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivable and are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost. The Company has classified its investments in certain public companies (note 5) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss). These amounts will be reclassified from shareholders’ equity to net income (loss) when the investments are sold or when the investments are impaired and the impairment is considered less than temporary.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception. Costs considered as commitment fees paid to financial institutions are recorded in other assets, and amortized on a straight-line basis over the term of the commitment.

The warrant investments are considered derivatives and marked to market each period end with the change in the value recorded on the consolidated statement of (loss) income and deficit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The fair values of the Company’s financial instruments are determined as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e as prices) or indirectly (i.e derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

c) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

d) Investments in Entities Subject to Significant Influence

The Company has equity interests in two entities on which it exercises significant influence. These interests are recorded as investments accounted for using the equity method. The investments are initially recorded at the consideration amounts given up on the dates the equity interests were acquired. Thereafter, the Company records additional funds invested and its share of the equity investees’ earnings or loss as an increase or decrease to the carrying amounts of its investments.

e) Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include assets of a capital nature that are currently used and amortized. Property, plant and equipment are amortized on a straight-line basis over the asset’s useful life.

Depreciation rates for each class of asset are as follows:

Office equipment	20%
Computer equipment	30%
Mining equipment	3–7 years
Buildings and milling equipment	7–20 years

f) Resource Properties and Deferred Exploration

Resource properties and related exploration and development costs are recorded at cost on a property-by-property basis.

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

Property, plant and equipment currently not in use are recorded as resource properties and deferred exploration until those properties are brought into commercial production, at which time they will be reclassified in property, plant and equipment and amortized over the life of the mine on a unit-of-production basis, except where the life of the asset is less than the life of the mine, in which case depreciation will be recorded on a straight-line basis over its useful life, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

Long-lived assets, including resource properties and deferred exploration, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset, whenever the future cash flows to be generated by the asset can be estimated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For resource properties for which the Company has not established mineral reserves, and therefore does not have a basis to prepare cash flow projections to support the carrying amount of these properties, other factors such as gold prices, the ability of the Company to finance the projects and exploration results to date, are considered in determining whether a write down is required.

g) Future Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h) Asset Retirement Obligations

Asset retirement obligations consist of legal obligations associated with the retirement of tangible, long-lived assets that result from the acquisition, construction, development or operation of the assets. The retirement of a long-lived asset is its permanent removal from service, sale, abandonment or disposal.

Asset retirement obligations are recognized as they are incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to income. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement cost is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

i) Comprehensive Income (Loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes. The components of the comprehensive income (loss) are disclosed on the consolidated statements of comprehensive income (loss).

i) Stock-based Compensation

The Company has a stock-based compensation plan which is described in note 14 (c).

The stock-based compensation cost is based on the estimated fair value of new options granted to employees, consultants, officers and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period. The stock-based compensation cost is recognized as an expense on the consolidated statements of loss and deficit or capitalized on resource properties and deferred exploration (options granted to individuals involved on specific projects). The Company has not incorporated a forfeiture rate for stock options that will not vest, rather the Company accounts for forfeitures as they occur.

j) Basic and Diluted Income (Loss) per Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares for the period. In computing diluted income (loss) per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

k) Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates where management’s judgment is applied include asset valuations, asset retirement obligations, income taxes, stock based compensation, timing of commercial production and ability to continue as a going concern. Actual results may differ from those estimates.

l) Defined Contribution Pension Plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as incurred and charged to the consolidated statements of (loss) income and deficit (as part of corporate costs) or capitalized on resource properties and deferred exploration for employees involved in the specific projects. During the year ended December 31, 2010, the Company recorded $132 of pension expense (2009 – $65) and capitalized $1,089 (2009 – $586) to resource properties and deferred exploration.

m) Foreign Currency Translation

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at in effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income (loss) for the year.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

4. CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated balance sheet: share capital, deficit, contributed surplus and cash and cash equivalents. The Company’s capital at December 31, 2010 and 2009 is as follows:

As at December 31,	2010	2009
Share capital	$940,556	$827,795
Contributed surplus	17,720	25,940
Deficit	(24,904)	(16,142)
Cash and cash equivalents	92,232	132,920
	$1,025,605	$970,514

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010. Subsequent to year end 2010, the Company finalized a US$50 million, three-year corporate revolving credit facility (the “Facility”) with UniCredit Bank AG (“UniCredit” – note 15). Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

5. AVAILABLE-FOR-SALE INVESTMENTS AND WARRANT INVESTMENTS

Available for Sale Investments

Available-for-sale investments at December 31, 2010 are $1,479 (December 31, 2009 – $245). The Company holds available-for-sale investments in four public companies; with the exception of the investment in Adventure Gold (below), the Company acquired the other investments with the acquisition of West Timmins Mining (note 8).

On May 6, 2010, the Company acquired 1,000,000 units, each consisting of one common share and a half common share purchase warrant of Adventure Gold Inc. (“Adventure Gold”) for $200, representing 0.03% of the outstanding common shares of Adventure Gold; the warrants were valued at $37, with the difference from cash paid of $200 being the value of the Company’s investment in Adventure Gold ($163).

In 2010, the Company recorded $929 of unrealized gain as other comprehensive income (net of future income tax recovery of $117), being the change in the market value of its available-for-sale investments during the year.

Warrant Investments

As at December 31, 2010, the Company holds the following warrant investments:

Company issuing	Date acquired	Number of warrants	Exercise price	Expiry date

RT Minerals note 6	December 31, 2009	6,000,000	$0.25	January 4, 2012
	January 6, 2010	1,500,000	$0.20	January 7, 2012
	December 31, 2010	750,000	$0.20	December 31, 2012
		8,250,000
Adventure Gold	May 6, 2010	500,000	$0.27	May 7, 2012
		500,000

Movements on warrant investments for the year ended December 31, 2010 are as follows:

	Northern Superior		Adventure
Year ended December 31, 2010	Resources Inc.	RT Minerals	Gold	Total

Balance, beginning of year	—	$247	—	$247
Additions	803	143	37	983
Realized and unrealized gain (loss)	1,072	(27)	135	1,180
Warrants exercised	(1,875)	—	—	(1,875)
Balance, end of year	—	$363	$172	$535

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

As part of the sale agreement of the Company’s interest on the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior” — note 6), the Company received 12,500,000 common share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 to May 27, 2015; the Company was required to exercise the warrants within 30 days after the weighted average closing price of Northern Superior for twenty consecutive trading days reached at least $0.35); as result of this requirement, on October 27, 2010, the Company exercised the warrants for $3,750; the value of warrant investments on Northern Superior at date of acquisition was determined using the Monte-Carlo simulation pricing model (Level 2 inputs), using a volatility of 150%.

The value of warrant investments on RT Minerals Resources Inc. (“RT Minerals”) and Adventure Gold at December 31, 2010 was determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumptions:

For RT Minerals warrants: warrants acquired on December 31, 2009 and January 6, 2010 — no dividends are to be paid; volatility of 40% (at acquisition date — 40%); risk free interest rate of 1.70% (at acquisition date — 1.41%), and expected life of 1.0 year (at acquisition date, 2.0 years); warrants acquired on December 31, 2010 — no dividends are to be paid; volatility of 40%; risk free interest rate of 1.70% and expected life of 2.0 years.

For Adventure Gold warrants: no dividends are to be paid; volatility of 123% (at acquisition date — 107%); risk free interest rate of 1.70% (at acquisition date — 1.89%); and expected life of 1.4 years (at acquisition date — 2.0 years).

6. EQUITY INVESTMENTS

The Company accounts for the investments in RT Minerals and Northern Superior under the equity method of accounting, as it has representation on the Board of Directors of the respective companies and thus has significant influence. The Company’s interest on the equity investees at December 31, 2010 and 2009 is as follows:

	December 31, 2010			December 31, 2009
		Company’s			Company’s
	Number of	interest on the	Quoted market	Number of	interest on the	Quoted market
Equity investee	shares	investee	price/share	shares	investee	price/share

RT Minerals	19,000,000	27.21%	0.24	6,000,000	22.17%	0.35
Northern Superior*	38,200,000	24.39%	0.84	75,000	0.07%	0.14

* The investment in Northern Superior at December 31, 2009 was considered as available-for-sale

The Company acquired the investments in RT Minerals and Northern Superior through a combination of cash transactions and as part of agreements for sale or exchange of resource properties (as described in details under each investment below), as follows:

Acquired for cash consideration:

			Number acquired		Cash consideration allocated
				Warrants			Total cash
Equity investee	Date acquired		Shares	(note 5)	Shares	Warrants	consideration

RT Minerals	December 31, 2009		6,000,000	6,000,000	$653	$247	$900
	January 6, 2010		1,500,000	1,500,000	213	87	300
	December 31, 2010		1,500,000	750,000	184	56	240
			9,000,000	8,250,000	$1,050	$390	$1,440
Northern Superior
	September 9, 2010		625,000	—	$125	—	$125
	October 27, 2010	*	12,500,000	—	3,750	—	3,750
			13,125,000	—	$3,875	—	$3,875

*                 Prior to the exercise of the warrants, the Company held the warrants as an investment at fair value (note 5). On exercise of the warrants for cash of $3,750, the fair value of the warrants at date of the exercise of $1,875 was also transferred to the Company’s carrying value of its equity investment in Northern Superior.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

Acquired as part of agreements for sale or exchange of resource properties:

		Number acquired		Fair value allocated
Equity investee	Date acquired	Shares	Warrants	Shares	Warrants	Total fair value

RT Minerals	December 31, 2010	10,000,000	—	$792	$0	$792
Northern Superior	May 27, 2010	25,000,000	12,500,000	$3,413	$804	$4,217

The difference between the Company invested value and the Company’s share of the net book value of equity investee is allocated to the resource properties of the equity investee:

			Company’s interest
		Acquisition value	on the investee at	Company’s share on net
Equity investee	Acquisition date	(accumulated)	date of transaction	book value of investee

RT Minerals	December 31, 2009	$900	22.17%	$394
	January 6, 2010	$1,200	26.00%	$617
	December 31, 2010	$2,232	27.21%	$1,926

Northern Superior	May 27, 2010	$4,217	19.46%	$2,945
	September 9, 2010	$4,342	19.76%	$3,774
	October 27, 2010	$9,163	25.87%	$5,152

Movements on equity investments for the year ended December 31, 2010 are as follows:

		Northern Superior
Year ended December 31, 2010	RT Minerals	Resources Inc.	Total

Balance, beginning of year	$653	$—	$653
Additions	1,189	9,163	10,352
Dilution gain	130	33	163
Company’s share of net loss	(214)	(206)	(420)
Balance, end of year	$1,758	$8,990	$10,748

Investment in RT Minerals

As part of the acquisition of the equity interest in RT Minerals on December 31, 2009, Lake Shore Gold and RT Minerals entered into a Strategic Alliance Agreement, which provides the Company with certain rights, including a right to participate pro rata in any future equity financings by RT Minerals, a right to appoint two members to the board of directors of RT Minerals, a right of first refusal in the event RT Minerals seeks to sell or joint venture any of its properties, and an option to acquire a 50% interest in RT Minerals’ Golden Property.

On December 31, 2010, the Company acquired an additional 11,500,000 common shares of RT Minerals; of the shares acquired, 1,500,000 common shares were purchased as part of a treasury issuance by RT Minerals for cash consideration of $240. The remaining 10,000,000 common shares were acquired through a private transaction whereby the Company transferred its 100% interest in Bazooka and another

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

non-core property to RT Minerals. As part of this later transaction, RT Minerals granted the Company a right, (the “Back-in-Right”) to acquire 50% of RT Minerals’ 25% interest in the Meunier property, a property contiguous to the west boundary of the Company’s Timmins Mine project, by paying to RT Minerals $500. The Company can exercise the Back-In-Right after RT Minerals has earned the first 25% interest in the Meunier property, in accordance with an agreement between RT Minerals and Adventure Gold. As part of the May 6, 2010 transaction (note 5), whereby the Company acquired an interest in Adventure Gold, the Company, RT Minerals, and Adventure Gold had entered into an option agreement, which provided the Company with certain rights, including a right of first refusal of all future production financing, debt financing or equity financing by RT Mineral or Adventure Gold pertaining to the Meunier property, and an option to acquire a 10% interest in that property (the “Meuiner option agreement”). As part of the December 31, 2010 transaction, RT Minerals also transferred to the Company its 100% interest in the Golden property.

As a result of the December 31, 2010 transaction, the Company’s equity investment and warrant investment, respectively, increased by $976 and $56, the resource properties and deferred exploration increased by net $1,880 and the Company recorded a gain of $2,672.

During 2010, the Company recorded a dilution gain on its investment in RT Minerals, due to the Company not participating in certain share issuances by RT Minerals during the first nine months of the year.

Investment in Northern Superior Resources Inc.

On May 27, 2010, the Company signed an agreement with Northern Superior, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. In consideration the Company received 25,000,000 common shares of Northern Superior and 12,500,000 common share purchase warrants; the warrants were exercised (as provided in the agreement, note 5) on October 27, 2010 for $3,750.

As part of the agreement, the Company also received an assignable 2% net smelter royalty (“NSR”) on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000. Effective January 1, 2010 all expenditures on the property became the responsibility of Northern Superior. The Company recorded a loss of $471 on the transaction, offset by a future income tax recovery of $585 (the Company and Northern Superior signed a tax election form which allowed the Company to keep the tax accumulated Canadian exploration expenditures related to the property).

Subsequent to year end, the Company interest in Northern Superior increased to 26.49% (44,930,769 common share of Northern Superior) as the Company acquired an additional 6,730,769 common shares of Northern Superior through a private transaction for $5,385.

7. RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties totaling $4,553 (2009 — $4,137) and other letters of credit issued under various agreements totaling $865 (2009 — 629). During 2010, the Company issued letters of credit of $652 (2009 — received net cash of $135). These funds are restricted and not available for current operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

8. ACQUISITION OF WEST TIMMINS MINING INC.

On November 6, 2009, the Company acquired all of the issued and outstanding common shares of West Timmins Mining by issuing 103,951,125 common shares of the Company (each West Timmins Mining common share outstanding on November 6, 2009 was exchanged for 0.73 of a Lake Shore Gold common share). The outstanding West Timmins Mining stock options and warrants were exchanged into 4,370,179 options and 4,180,085 warrants of Lake Shore Gold, at the same exchange ratio of 0.73.

The Company’s shares issued were valued at $399,172 and the options and warrants at $13,128 and $11,591 respectively. The Company incurred related transaction costs of $4,499 and share issue costs of $170. At the time of acquisition, West Timmins Mining held 25,000 shares of Lake Shore Gold, valued at $95.

The fair value of stock options and warrants was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $3.00 and $2.95, respectively for options and warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 71% to 85% and 81% to 83%, respectively for options and warrants; risk free interest rate of 1.30% to 2.42% and 1.31%, respectively for options and warrants and expected life of 0.6 to 3.2 years and of 0.73 to 1.1 years, respectively for options and warrants. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

The transaction was treated as an asset acquisition for accounting purposes and the allocation of the purchase price has been finalized during 2010. The consideration paid by the Company has been allocated to assets and liabilities acquired as follows:

Total
Cash	$13,056
Investments in public listed companies	218
Property, plant and equipment	44
Resource properties and deferred exploration	554,606
Working capital	(482)
Treasury shares	95
Future tax liabilities	(139,147)
Purchase price	$428,390
Consideration:
Common shares	$399,172
Options and warrants	24,719
Cash	4,499
Total purchase price consideration	$428,390

The transaction resulted in the Company acquiring 100% ownership of the Thunder Creek property (note 10), an interest in several other exploration properties in the proximity of Thunder Creek, including 100% interest in the Gold River Trend (Thorne) and Highway 144 properties, and interest in several properties in Mexico.

As a result of the finalization of the purchase price allocation in 2010, the resource properties and deferred exploration balances decreased by $8,990 from the original allocation with a corresponding decrease in the future tax liabilities. The decrease is due to the recognition of certain tax pools in Canada and Mexico. The Canadian properties were valued at $442,347 (including future tax liability of $111,138) and the 100% owned Mexican properties at $112,259 (including future tax liability of $28,009).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

9. PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment at December 31, 2010 are as follows:

		Accumulated	Net
	Cost	Amortization	Book Value
Office equipment	$213	$121	$92
Computer equipment	1,321	802	519
Mining and milling equipment	59,732	8,610	51,122
	$61,266	$9,533	$51,733

At December 31, 2009:

		Accumulated	Net
	Cost	Amortization	Book Value
Office equipment	$213	$78	$135
Computer equipment	1,271	436	835
Mining and milling equipment	31,072	3,319	27,753
	$32,556	$3,833	$28,723

Mining and milling equipment at December 31, 2010, includes cost of $26,010 (December 31, 2009 — $12,174) and accumulated amortization of $3,715 (December 31, 2009 — $1,059) of capital equipment and vehicles under capital lease (note 11).

The amortization of equipment used in the exploration activities is capitalized in resource properties and deferred exploration ($5,507 for the year ended December 31, 2010; $2,705 for the year ended December 31, 2009).

During 2010, the Company received cash proceeds of $269 from the sale of mining equipment which was written off in 2007.

10. RESOURCE PROPERTIES AND DEFERRED EXPLORATION

For the year ended December 31, 2010:

			Thunder Creek
			& acquired
	Timmins		West Timmins
	Mine	Bell Creek	Canadian	Casa		Mexican
	Project	Properties	Properties	Berardi	Other(1)	Properties	Total
Balance, beginning of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193
Property acquisition, assessment and maintenance	6	352	4,088	42	2,882	1,175	8,545
Adjustment on the finalisation of purchase price allocation of West Timmins Mining note 8	—	—	(4,235)	—	—	(4,755)	(8,990)
Bell Creek mill	—	24,769	—	—	—	—	24,769
Analytical	24	638	217	67	24	577	1,547
Geology	195	263	118	46	—	673	1,295
Drilling	4,236	8,305	7,407	919	589	291	21,747
Project administration	34	464	586	77	24	283	1,468
Sale and write-off of resource properties	—	—	—	—	(6,514)	—	(6,514)
Advanced exploration	70,315	24,079	6,323	—	—	—	100,717
Pre-production revenue	(37,222)	—	—	—	—	—	(37,222)
Balance, end of year	$211,635	$148,565	$468,955	$3,242	$8,892	$15,266	$956,555

(1) Includes Blakelock $4,281; Meunier $2,852 (note 6); Miscellaneous $1,759.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

For the year ended December 31, 2009:

			Thunder Creek
			& acquired
	Timmins		West Timmins
	Mine	Bell Creek	Canadian	Casa		Mexican
	Project	Properties	Properties	Berardi	Other(1)	Properties	Total
Balance, beginning of year	$123,062	$32,887	$3,375	$1,041	$11,743	$—	$172,108
Property acquisition, assessment and maintenance	304	22,216	446,592	51	5	117,022	586,190
Bell Creek mill	—	12,120	—	—	—	—	12,120
Analytical	808	323	251	52	24	—	1,458
Geology	110	296	127	2	156	—	691
Drilling	4,476	6,674	2,709	884	57	—	14,800
Project administration	48	512	350	61	112	—	1,083
Write off of resource properties	—	—	—	—	(210)	—	(210)
Advanced exploration	51,334	14,667	1,047	—	—	—	67,048
Pre-production revenue	(6,095)	—	—	—	—	—	(6,095)
Balance, end of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193

(1) Includes Ti-pa-haa-kaa-ning $4,687; Blakelock $3,616; Abitibi $1,644; Bazooka $942; Miscellaneous $998.

Timmins Mine Project

Lake Shore Gold owns 100% of the Timmins Mine project, of which one of the claims (which does not contain any portion of the current reserves or resources on the Timmins Mine project) is subject to a 1.5% net smelter returns royalty, which the Company can purchase for $1,000. The Company was carrying out an advanced exploration program on the Timmins Mine project and realized $37,222 of pre-production revenue from the gold sales in 2010 (2009 — $6,095). The Company declared commercial production at the Timmins Mine project effective January 1, 2011.

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with commercial production at its Timmins Mine project and exploration and advanced exploration work on the Thunder Creek property. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities and replaces the Exploration Agreement signed with the First Nations Communities on July 18, 2008.

Thunder Creek and West Timmins Mining acquired Canadian Properties

Since November 6, 2009, the Thunder Creek property is 100% owned by Lake Shore Gold (subsequent to the acquisition of West Timmins Mining by the Company, note 8). Previously the Company had a 60% interest (with West Timmins Mining holding the remaining 40%); the Company was the operator with all work funded on a 60/40 pro-rata basis. The Company is carrying out an advanced exploration program on the property. The Thunder Creek property is subject to a 2% NSR with an annual pre-production royalty payment of $5 adjusted annually for Canadian Price Index; the advanced payments will be credited against any NSR payable in the future. Subsequent to year end, the Company issued 426,136 shares (valued at $1,666) to acquire back 1% of the NSR on the property.

Through the acquisition of West Timmins Mining, the Company also acquired approximately 120 square kilometres of additional exploration property in close proximity to Thunder Creek and the Company’s Timmins mine, including 100% ownership on the Thorne and Highway 144 properties and 51% to 55% of various other properties (“Other properties”). Certain of the Other properties are subject to net smelter royalties between 2% and 3%. On certain of the Other properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non-owned 49% interest in the Allerston properties and a 100% interest in certain other properties. The warrants expire on September 17, 2011 and are exercisable for common shares of the Company as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining.

During 2010, the Company issued 138,724 shares (valued at $434) and 25,000 treasury shares (valued at $72) for the acquisition of some small properties in Ontario.

Bell Creek Properties

Bell Creek Properties include the Bell Creek Mine and Mill, the Bell Creek West properties and Vogel and Schumacher properties with values as at December 31, 2010 and 2009 as follows:

Property	2010	2009
Mill	$55,854	$31,085
Mine	40,750	16,671
Exploration properties	51,961	41,939
Bell Creek properties	$148,565	$89,695

Bell Creek Mine and Mill

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation (“Kinross”). The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine. Underlying royalty agreements affect some of the Bell Creek Mine claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enermark Resources Inc. (“Enermark”) claims, which cover most of the resource. Any payments to Enermark will be deducted from the Goldcorp 2% NSR. Subsequent to year end, on February 21, 2011 the Company issued 2,985,074 shares to Enermark, valued at $12,059 to purchase back the Enermark 5% NSR. The Company is carrying out an advanced exploration program on the property.

Vogel and Schumacher

In March 2005, the Company acquired 100% of a mining lease on the Vogel property, located in the Timmins Gold Camp, Ontario. The Vogel property consists of one patented “Vet Lot” covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold properties. The property is subject to a maximum 3% NSR with annual advance royalty payments of US$50; the advanced payments will be credited against any NSR payable in the future. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property.

In December 2005, the Company signed a twenty year lease agreement to acquire the Schumacher property (the “Schumacher agreement”) located contiguous to and west of Lake Shore Gold’s Vogel property. The agreement can be extended, at the request of Lake Shore for as many 20-year terms, as Lake Shore Gold considers necessary to completely exploit all potential resources from the property. The property is subject to a 2% NSR with advanced annual royalty payments of $25 in years 4—6 and $50 thereafter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

On March 10, 2009, the Company signed an Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations (“the Bell Creek First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with exploration and advanced exploration work on the Bell Creek Mine, Vogel and Schumacher properties. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. During the year ended December 31, 2009, Lake Shore Gold issued a total of 40,000 common shares of the Company, valued at $114, to the Bell Creek First Nation communities (none in 2010).

Bell Creek West Properties

On December 17, 2009, the Company acquired from Goldcorp, manager of the PJV, and Goldcorp Inc. approximately 28 square kilometres of prospective exploration property (the “Bell Creek West” properties) in the surrounding vicinity of the Bell Creek Mine and Mill. The properties, which range from a project with historic resources, the Marlhill Mine, to early stage exploration targets, are all located along the New Mine Trend, host of the PJV’s Hoyle Pond Mine and Pamour operations.

Consideration for the transaction included $15,000 of cash and 1,596,023 Lake Shore Gold common shares, valued at $6,523. The Company incurred related transaction costs of $183; as part of the agreement the Company assumed environmental liabilities for clean up and remediation on the properties acquired; the liabilities are valued at $300 (2009 — $197). The PJV has retained a 2% NSR relating to any future production from the acquired properties, which are divided into five blocks; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

Casa Berardi

On September 6, 2007, the Company entered into an option joint venture agreement with Aurizon Mines Ltd. (“Aurizon”) to acquire a 50% interest in Aurizon’s large land position surrounding its Casa Berardi mine (‘the Casa Berardi Property”). Under the terms of the agreement, Lake Shore Gold has a 50% earn-in right in the Casa Berardi Property by incurring exploration expenditures of $5,000 over a five-year period (to September 6, 2012). As at December 31, 2010, the Company has spent a total of $4,630 on the property (gross of estimated Quebec refundable tax credits of $1,388). Lake Shore Gold is the operator during the earn-in period. If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, at the Company’s election the area containing the resource plus a one kilometre radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon would then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

Other

During 2010, the Company wrote off exploration costs of $891 (2009 — $210) relating to various non-core properties.

Mexican Properties

The West Timmins Mining transaction also provided the Company with 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, high-grade Lluvia de Oro gold-silver project, Universo gold project as well as other properties. A portion of the The Montaña de Oro property is subject to a 1% NSR. The Company is required to make annual property tax payments for the Mexican properties as well as annual payments of Mexican pesos 800 ($66) for land rights on one of the properties.

On October 27 and November 26, 2010, respectively, the Company entered into two separate option agreements with certain Mexican companies, whereby the Company can earn a 100% interest in certain other properties, located within the Company’s Universo property by paying a total of US$1,000 ($997) and a total of US$3,500 ($3,469), respectively, over 4 and 6 years, respectively for the October 27 and November 26, 2010 agreement (for more details refer to note 19). As at December 31, 2010, the Company has paid US$40, or $47 and US$180, or $182, respectively, under the October 27 and November 26, 2010 agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal and adjacent to the Company’s Montaña de Oro Property in Sonora and Sinaloa States, Mexico). West Timmins, the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

11. CAPITAL LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2011 and 2014 with interest rates between 2.8% to 8.5%. Estimated minimum annual lease payments at December 31, 2010 and 2009 are as follows:

	December 31,	December 31,
As at	2010	2009
2011	$6,817	$3,628
2012	6,675	2,754
2013	3,987	2,512
2014	116	1,073
Total minimum lease payments	$17,595	$9,967
Less: amount representing interest	(982)	(1,084)
Present value of capital lease obligations	$16,613	$8,883
Less: current portion	(6,159)	(3,119)
Non-current portion	$10,454	$5,764

During 2010, $718 (2009 — $429) of interest incurred for capital leases was capitalized in the resource property and deferred exploration balances

12. ASSET RETIREMENT OBLIGATIONS

A summary of the changes in the asset retirement obligations for the years ended December 31, 2010 and, 2009 is as follows:

Year ended December 31,	2010	2009
Balance, beginning of year	$1,925	$1,461
Change in estimates	(23)	—
Liability incurred on the Timmins West property	77	72
Liability incurred on the Bell Creek Mine	—	49
Acquired with the Bell Creek West properties note 10	—	197
Accretion expense	179	146
Total asset retirement obligations	$2,158	$1,925
Less current portion (included on accounts payable and accrued liabilities):	(300)	(197)
Long term asset retirement obligations	$1,858	$1,728

Asset retirement obligations include $1,384 obligations for site reclamation and remediation on the Bell Creek Mine and Mill and $474 obligations for site reclamation and remediation on the Timmins Mine project and $300 of obligations for the Bell Creek West properties. This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The liability is accreted over time through charges to operating costs and, the associated costs capitalized on the related assets will be amortized over the assets’ useful lives once commercial production commences.

At December 31, 2010, the Company changed the estimate of timing of the closure for the Bell Creek Mill and Timmins Mine (to 20 and 6 years, respectively, for the Bell Creek Mill and Timmins Mine, as compared to twelve years on the original estimate). The total undiscounted estimated asset retirement liability is $5,231 for the Bell Creek Mill, $873 for the Bell Creek Mine and $899 for the Timmins Mine project. In determining this amount it has been assumed that the costs will be incurred in twenty to thirty years for the Bell Creek Mine and Mill and six years for Timmins Mine project; the costs were discounted using a credit-adjusted risk-free rate ranging from 6.5% to 10%.

In view of the uncertainties concerning the preparation of the cost estimate, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts. Any future changes to the liability as a result of changes in regulations, laws or assumptions used would be recognized prospectively.

13. FUTURE INCOME TAXES

The provision for income taxes in the consolidated statement of (loss) income and deficit represents an effective rate different than statutory rate of 31% (2009 — 31%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

Year ended December 31,	2010	2009
Loss before income taxes	$(9,898)	$(9,694)
Computed income tax recovery at Canadian statutory rates	3,068	3,005
Non-deductible expenses	(1,421)	(471)
Future tax rate adjustments	(594)	9,360
Other	106	(65)
Future income tax recovery	$1,159	$11,829

The tax effect of temporary differences that gives rise to the Company’s net future income tax liability is as follows:

As at December 31,	2010	2009
Future income tax assets
Operating losses carried forward	$26,589	$15,869
Property, plant and equipment	1,765	2,380
Share issue costs	2,228	1,730
Asset retirement obligations	549	432
Total future income tax assets	$31,131	$20,411
Future income tax liabilities
Resource properties and deferred exploration	$(178,454)	$(173,386)
Investments	(774)	—
Total future income tax liability	(179,228)	(173,386)
Net future income taxes	$(148,097)	$(152,975)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The renunciation in 2010, of $21,232 in expenditures related to flow through funds raised in 2009, resulted in a $5,308 (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to future income tax liability. All expenditures renounced were spent by the Company as at December 31, 2010.

The Company has losses carried forward of $3,700 available for tax purposes in Mexico expiring between 2013 and 2019. The Company has not recognized the tax effect of Mexico losses as at December 31, 2010 and 2009. The Company recorded a foreign exchange loss of $258 in 2010 ($Nil in same periods in 2009) due to the translation of the future tax liabilities of the Company’s Mexico operations.

14. SHARE CAPITAL

a)  Authorized unlimited common shares without par value.

b)  During the years ended December 31, 2010 and 2009, changes in issued share capital were as follows:

	Year ended December 31, 2010		Year ended December 31, 2009
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of year	345,294,726	$827,795	175,354,885	$252,872
Public offering, net of share issue costs of $3,719*	24,725,000	84,498	37,232,056	57,995
Private placements, net of share issue costs of $332* (2009 — $671*)	1,273,036	7,282	20,553,929	92,329
Issued on acquisition of West Timmins Mining, net of share issue costs of $128* note 8	—	—	103,951,125	399,045
Exercise of options (including transfer of $4,229) (2009 — $7,792) from contributed surplus)	2,488,315	7,356	4,308,792	12,389
Exercise of warrants (including transfer of $10,678 (2009 — $1,473) from contributed surplus)	3,841,598	14,859	2,282,916	6,632
Renunciation of flow-through shares note 11	—	(5,308)	—	—
Treasury shares note 10	25,000	95	(25,000)	(95)
Issued as part of resource properties agreements and for services note 10	1,359,575	3,979	1,636,023	6,628
Balance, end of year	379,007,250	$940,556	345,294,726	$827,795

*Share issue costs includes a $1,356 (2009 — $1,266) adjustment for recovery of income tax.

Public offering

On September 10, 2010, the Company completed a bought-deal financing (the “Financing”) pursuant to an underwriting agreement dated August 24, 2010 between the Company and a syndicate of Banks led by BMO Capital Markets (collectively, the “Underwriters”). The company raised gross proceeds of $88,218 through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common shares and 2,400,000 flow-through common shares (flow through shares) at $4.20 per flow through share. The Underwriters received a cash commission equal to 5% of gross proceeds; in addition the Company incurred $470 of financing costs. As at December 31, 2010 the Company has spent the flow through funds raised on eligible Canadian development expenditures and on eligible Canadian exploration expenditures (“CEE”), as provided on the flow through agreements.

During 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

On March 5, 2009, the Company completed a bought-deal financing pursuant to an underwriting agreement between the Company and a syndicate of Banks led by Scotia Capital Inc. (collectively, the “underwriters”). The Company raised gross proceeds of $60,687 through the issuance of 30,615,871 common shares of the Company at a price of $1.55 per common share and 6,616,185 flow through shares at $2.00 per flow through share. The underwriters received a cash commission equal to 5% of gross proceeds. The flow through funds raised was spent as at December 31, 2009 on CEE.

Private placements

On October 14, 2010, the Company and Hochschild Mining plc (“Hochschild”), a related party through ownership of the Company and representation on the Company’s Board of Directors, entered into an agreement with RBC Capital Markets, BMO Capital Markets and CIBC World Markets (the “Syndicate”) through which the Syndicate purchased 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public. Immediately following the closing of the offering, which occurred in November 2010, Hochschild held approximately 5.7% of the issued and outstanding common shares of the Company, ceasing to be a related party to the Company. On February 8, 2011, Hochschild sold its remaining 5.7% interest in the Company.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. As at December 31, 2010 the Company has spent $11,221 on CEE; the Company has until December 31, 2011, to spend the remaining $4,393 raised by issuing flow through shares on CEE.

On December 4, 2009, the Company completed a private placement with Hochschild, raising gross proceeds of $85,000 through the issuance of 19,187,359 shares. At December 31, 2009, Hochschild’s shareholding in the Company on a fully diluted basis was 36%.

c) Stock Options

As at December 31, 2010, the Company had 19,939,519 options outstanding of which 6,700,518 were exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option. All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

A summary of the changes in the Company’s incentive share option plan for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
		Weighted-		Weighted-
	Number of	average	Number of	average
Year ended December 31,	options	exercise price	options	exercise price
Outstanding, beginning of year	12,993,720	$1.90	10,380,000	$1.37
Granted	10,149,000	$3.61	3,244,500	$3.73
Issued in connection with the acquisition of West Timmins Mining note 8	—	$0.00	4,370,179	$0.96
Exercised	(2,488,315)	$1.26	(4,308,792)	$1.07
Forfeited	(714,886)	$1.49	(692,167)	$1.66
Outstanding, end of year	19,939,519	$2.86	12,993,720	$1.90
Exercisable, end of year	6,700,518	$1.76	7,219,214	$1.42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2010:

		Weighted-
		average
		remaining
Exercise	Number of	years of	Weighted-	Number of	Weighted-
Price	options	contractual	average	options	average
Range	outstanding	life	exercise price	exercisable	exercise price
$0.00—$0.99	3,091,201	2.5	$0.78	2,150,867	$0.76
$1.00—$1.99	3,463,568	2.1	$1.69	3,163,567	$1.72
$2.00—$2.99	461,250	3.4	$2.12	461,250	$2.12
$3.00—$3.99	10,449,000	4.7	$3.61	120,000	$3.68
$4.00—$5.00	2,474,500	3.9	$4.13	804,834	$4.12
	19,939,519			6,700,518

d) Stock-Based Compensation

Stock-based compensation recognized in the year is allocated to corporate costs (options granted to corporate employees and directors), general exploration (options granted to individuals involved in exploration work of a general reconnaissance nature), and capitalized as part of resource properties and deferred exploration (options granted to individuals involved on the specific projects included in resource properties and deferred exploration). The Company capitalized $2,799 of stock based compensation during 2010 (2009 — $812).

The allocation on the consolidated statement of income (loss) and deficit for the years ended December 31, 2010 and 2009 was as follows:

Year ended December 31,	2010	2009
Corporate costs	$3,350	$1,678
General exploration	110	14
Total stock-based compensation	$3,460	$1,692

Stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $1.78 (2009 — $1.90) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 67% to 69% (2009 — 69%); risk free interest rate of 1.8% to 2.5% (2009 — 1.63% to 2.44%) and expected life of 3.5 years (2009 — 3.5 years)

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual stock options and the Company is not required to make payments for such transactions.

e) Warrants

As at December 31, 2010 and 2009, the following warrants were outstanding and exercisable:

December 31, 2010				December 31, 2009
	Number of	Exercise			Number of	Exercise
Date issued	warrants	price	Expiry date	Date issued	warrants	price	Expiry date
March 17, 2010	438,000	$3.70	September 17, 2011	November 6, 2009	1,707,731	$0.89	July 30, 2010
March 17, 2010	75,000	$4.75	September 17, 2011	November 6, 2009	282,705	$0.89	August 5, 2010
				November 6, 2009	1,906,733	$1.30	December 4, 2010
	513,000				3,897,169

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The warrants issued in 2010, as part of the Explorers agreement (note 10) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

As part of the West Timmins Mining acquisition, the Company issued 4,180,085 warrants (note 8); to December 31, 2010, a total of 3,841,598 warrants were exercised (282,916 warrants to December 31, 2009) for proceeds of $4,182 (2009 — $340), and the remaining 55,571 warrants expired unexercised. $10,678 was transferred from contributed surplus to share capital (2009 — $761), representing value of warrants exercised at date of issuance.

During 2009, the Company received cash proceeds of $4,820 from the exercise of 2,000,000 warrants issued in previous years; $712 was transferred from contributed surplus to share capital, representing value of warrants at date of issuance.

f) Contributed Surplus

Year ended December 31,	2010	2009
Balance, beginning of year	$25,940	$7,982
Stock-based compensation	6,259	2,504
Options and warrants issued on the West Timmins Mining acquisition, note 8	—	24,719
Stock options exercised	(4,229)	(7,792)
Warrants granted, note 10	428	—
Warrants exercised	(10,678)	(1,473)
Balance, end of year	$17,720	$25,940

g) Accumulated Other Comprehensive Income

Year ended December 31,	2010	2009
Balance, beginning of year	$26	$—
Other comprehensive income, net of tax	929	26
Balance, end of year	$955	$26

h) Basic and Diluted Income (Loss) per share

The impact of the outstanding options and warrants for the year ended December 31, 2010 have not been included in the calculation of loss per share as the impact would be anti-dilutive. The diluted income (loss) per share for the year ended December 31, 2010 and 2009 is calculated as follows:

Year ended December 31,	2010	2009
Net (loss) income for the year	$(8,739)	$2,135
Weighted average diluted number of common shares outstanding	357,506	229,753
Diluted (loss) income per share	$(0.02)	$0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

The diluted number of shares outstanding at December 31, 2010 and 2009 is as follows:

Year ended December 31,	2010	2009
Weighted average commons share outstanding	357,506	224,278
Incremental shares — stock compensation options	—	2,150
Incremental shares — warrants	—	3,325
Weighted average diluted number of common shares outstanding	357,506	229,753

15. REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized a US$50 million three-year, corporate revolving credit facility with UniCredit (term sheet signed during 2010). Funds drawn on the Facility will be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The interest rate on the Facility will be based on LIBOR plus an applicable rate between 3.5% to 4.5% (based on specific EBITDA/Debt ratios) and a 2.5% one time structuring fee. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet.

The Company paid US$400 ($414) of structuring fees to UniCredit in 2010 and incurred $229 of other related expenses ($643 included in exploration advances and other receivables as at December 31, 2010 and to be amortized over the term of the agreement).

16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2010 and 2009 are as follows:

As at December 31,	2010	2009
Financial Assets
Held-for-trading, measured at fair value*
Cash and cash equivalents	$92,232	$132,920
Restricted cash	5,418	4,766
Warrant investments note 5	535	247
	$98,185	$137,933
Loans and receivable, measured at amortized cost
Exploration advances and other receivables	$5,618	$3,810

Available-for-sale securities, measured at fair value
Investments in public companies note 5	$1,479	$245

Financial Liabilities
Other liabilities, measured at amortised cost
Accounts payable and accrued liabilities	$23,423	$19,352

* The above were designated as held for trading upon initial recognition

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

FAIR VALUES

The fair values of cash and cash equivalents, restricted cash, exploration advances and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	2010	2009
As at December 31,	Level 1	Level 1
Cash and cash equivalents	$92,232	$132,920
Investments in public companies note 5	$1,479	$245
Restricted cash	$5,418	$4,766

	Level 2	Level 2
Warrant investments note 5	$535	$247

The Company does not have financial instruments with Level 3 inputs.

RISK MANAGEMENT POLICIES

The Company is sensitive to changes in future commodity prices, foreign exchange rates for the US dollar and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company’s excess cash at December 31, 2010, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills.

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2010, the Company has a cash and cash equivalents balance of $92,232 (2009 — $132,920) to settle current liabilities of $29,582 (2009 — $22,471). Starting from February 28, 2011 (note 15), the Company can also draw on the debt Facility of US $50.0 million with UniCredit. All of the Company’s financial liabilities are subject to normal trade terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

Market Risk

a. Interest rate risk

As at December 31, 2010, the Company has significant cash balances and no debt. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $280 in 2011 (2010 — $416).

b. Price risk

The Company is exposed to price risk with respect to future gold prices which impacts the future economic feasibility of its resource properties. Currently the Company is not involved in any hedging transactions.

c. Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales will be denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s exploration properties. The Company is also exposed to foreign currency exchange risk with respect to exploration expenditures denominated in Mexican pesos; the Company considers the exposure risk to movements in Mexican pesos rates not significant.

17. RELATED PARTY TRANSACTIONS

The 2010 related party transactions with RT Minerals and Northern Superior (for the later, transactions after May 27, 2010, see below) and Hochschild are discussed in notes 6 and 14. In addition, during the fourth quarter of 2010, the Company, as the operator for the Meunier property (note 6), charged $747 to RT Minerals for its obligations under the Meunier option agreement. As at December 31, 2010, there is $412 due from RT Minerals in exploration advances and other receivable which were received subsequent to year end. There were no other related party transactions for 2010. The following are related party transactions for the year ended December 31 2009:

The Company charged $87 to Northern Superior in 2009. The charges were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009, from which date, Northern Superior ceased to be a related party of the Company, until the Company’s acquisition of a 19.05% interest on May 27, 2010 (note 6).

During 2009, Northern Superior, the joint venture operator for the Ti-pa-haa-kaa-ning property, charged the Company $216, for the Company’s share for the property expenditures. As at December 31, 2009, there was $87 due to Northern Superior included in accounts payable.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

18. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities
Year ended December 31,	2010	2009
Resource properties
Finalization of the purchase price allocation (2010) / Value allocated on the West Timmins Mining acquisition (2009) (note 8)	$(8,990)	$563,596
Value allocated on the acquisition of Bell Creek West properties (note 10)	103	6,707
Increase in working capital related to resource properties	1,756	2,122
Write-off / sale of resource properties and deferred exploration	(3,695)	(210)
Depreciation of property, plant and equipment capitalized	5,508	2,705
Asset retirement obligations change in estimate and incurred	54	122
Stock based compensation capitalized (gross of future taxes) (note 14(d))	3,734	813
Shares and warrants issued as part of resource property agreements (including treasury shares)	4,430	114
Interest capitalized (capital leases)	672	—

Share Capital
Shares issued on acquisition of West Timmins Mining (net of share issue costs) (note 8)	$0	$399,045
Shares issued for resource properties (including treasury shares), and consulting services	4,091	6,628
Transfer of amounts from contributed surplus (note 14(f))	14,907	9,265
Future tax recovery on share issue costs	1,356	1,266
Flow through shares expenditures renounced recorded as adjustment to share issue costs	(5,308)	—
Interest received	$213	$414
Income taxes paid	—	—
Cash and cash equivalents consist of:
Cash	$23,686	$44,220
Short term investments	68,546	88,700
	$92,232	$132,920

19. COMMITMENTS AND CONTINGENCIES

In addition to commitments and contractual obligations under various property agreements (notes 10 and 14), the Company’s existing contractual obligations are as follows:

						2016 and
	2011	2012	2013	2014	2015	thereafter	Total
Office rent	$431	$433	$429	$179	$179	$0	$1,651
Capital leases and other	7,166	7,024	4,335	464	349	698	20,036
Mexican resource property agreements note 10*	163	287	396	792	495	2,104	4,237
	$7,760	$7,744	$5,160	$1,435	$1,023	$2,802	$25,924

*According to the agreements the payments are denominated in US$s.The amounts above are translated to Canadian dollars using December 31, 2010 exchange rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(in thousands of dollars, except as the per share amounts)

20. SEGMENTED INFORMATION

The Company’s one reportable segment is the acquisition and exploration of mineral properties. Geographic information as at December 31, 2010 and 2009 is as follows:

As at December 31,	2010	2009
Resource properties and deferred exploration
Canada	$841,289	$732,171
Mexico	115,266	117,022
	$956,555	$849,193
Property, plant and equipment
Canada	$51,725	$28,701
Mexico	8	22
	$51,733	$28,723

21. SUBSEQUENT EVENTS

The following subsequent events are described in detail in notes 6, 10 and 15:

On February 28, 2011, the Company finalized a US$50 million three-year, corporate revolving credit facility with UniCredit (note 15).

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the First Nation communities for its Timmins Mine project and exploration and advanced exploration work on the Thunder Creek property (note 10, Timmins Mine project).

Subsequent to year end, the Company interest in Northern Superior increased to 26.49% (note 6).

CORPORATE INFORMATION

BOARD OF DIRECTORS	INVESTOR RELATIONS

Alan C. Moon, Chair (1) (3)	info@lsgold.com
Anthony Makuch
Peter Crossgrove (1) (4)	EXPLORATION OFFICE
Jonathan Gill (2) (4)
Frank Hallam (2) (3)	1515 Government Road South
Daniel G. Innes (2) (4)	Timmins, ON, Canada P4R 1N4
Arnold Klassen (1) (3)	Tel: 705 269 4344
Fax: 705 268 1794

(1) Corporate Governance and Nominating Committee	TRANSFER AGENT
(2) Health, Safety, Environment and Community Committee
(3) Audit Committee	Computershare Investor Services Inc.
(4) Compensation Committee	Toll-free within North America 1 [800] 564 6253
International [514] 982 7555
OFFICERS	Email: service@computershare.com
Manage your shares online at Computershare’s Investor Centre at
Anthony [Tony] Makuch, President and CEO	www-us.computershare.com/investor
Brian Hagan, Executive Vice-President
Mario Stifano, Vice-President and CFO	AUDITORS
William [Will] Ansley, Vice-President, Corporate Planning and Strategy
Alasdair Federico, General Counsel and Corporate Secretary	Deloitte & Touche LLP
Eric Kallio, Vice-President, Exploration	181 Bay Street, Suite 1400
Tina Ouellette, Vice-President, Human Resources	Toronto, ON, Canada M5J 2V1
Mark Utting, Vice-President, Investor Relations	Stock Exchange Listing: TSX — LSG
Merushe [Meri] Verli, Vice-President, Finance and Controller
ANNUAL GENERAL AND SPECIAL MEETING
HEAD OFFICE
TMX Broadcast Centre
181 University Avenue, Suite 2000	The Exchange Tower
Toronto, ON, Canada M5H 3M7	130 King Street West
Tel: 416 703 6298	Toronto, ON, Canada M5X 1J2
Fax: 416 703 7764	Tel: 416 947 4488
Email: info@lsgold.com	May 4, 2011 at 4:30 pm
Internet: www.lsgold.com

Designed and Produced by SUTTON INTEGRATED SOLUTIONS Printed in Canada

LAKE SHORE GOLD CORP.

181 University Ave., Suite 2000

Toronto, Ontario, Canada M5H 3M7

tel 416 703 6298 fax 416 703 7764

www.lsgold.com